UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 5 May 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X        Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

SHAREHOLDER INFORMATION
Issued ordinary share capital
429 807 371
at 31 March 2011
shares
Market capitalisation
At 31 March 2011 (ZARm)
42 676
At 31 March 2011 (US$m)
6 304
Harmony ordinary share
and ADR prices
12 month high (1 April 2010 to
31 March 2011) for ordinary shares
R102.26
12 month low (1 April 2010 to
31 March 2011) for ordinary shares
R68.65
12 month high (1 April 2010 to
31 March 2011) for ADRs
US$15.26
12 month low (1 April 2010 to
31 March 2011) for ADRs
US$9.04
Free float
Ordinary shares
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter
(1 January 2011 to 31 March 2011
R74.77 –
closing prices)
R102.26
Average daily volume of shares
for the quarter (1 January 2011
1 685 549
to 31 March 2011)
shares per day
New York Stock
Exchange, Inc.
HMY
Range for quarter
(1 January 2011 to
US$10.56 –
31 March 2011 – closing prices)
US$15.26
Average daily volume of shares
for the quarter (1 January 2011
2 720 867
to 31 March 2011)
shares per day
Highlights
Cash operating profit of R855 million
• Net profit of R238 million
Slight increase in underground grade to 4.64g/t
Stable cash operating cost
• despite production being 2% down
Headline earnings per share up 32% at 91 SA cents
Excellent drilling results at Wafi-Golpu
• Share price 20% higher quarter-on-quarter
Financial summary for the third quarter and nine months ended
31 March 2011
Quarter
Quarter
9 months
9 months
Year-on-
March
December
Q-on-Q
March
March
year
2011
2010
Variance
2011
2010
variance
%
%
Gold produced
(1)
– kg
9 857
10 055
(2)
30 383
33 649
(10)
– oz
316 909
323 275
(2)
976 834
1 081 831
(10)
Cash operating
– R/kg
217 802
216 595
(1)
221 166
193 274
(14)
costs                           – US$/oz
970
979
1
962
792
(21)
Gold sold
– kg
9 716
10 046
(3)
30 631
33 468
(8)
– oz
312 378
322 986
(3)
984 811
1 076 012
(8)
Gold price
– R/kg
312 029
303 354
3
300 386
256 525
17
received
– US$/oz
1 389
1 371
1
1 324
1 051
26
Cash operating
– R million
855
867
(1)
2 374
1 985
20
profit                           – US$ million
122
126
(3)
336
261
29
Basic
– SAc/s
55
69
(20)
149
(45)
>100
earnings/(loss)            – USc/s
8
10
(20)
21
(6)            >100
per share*
Headline
– Rm
390
294
33
826
54
>100
profit/(loss)*                – US$m
56
43
30
117
7              >100
Headline
– SAc/s
91
69
32
192
13
>100
earnings/(loss)
– USc/s
13
10
30
27
2
>100
per share*
Exchange rate
– R/US$
6.99
6.88
2
7.06
7.59
(7)
* Reported amounts include continuing operations only.
(1) Production statistics for Steyn 2 and Target 3 have been included. These mines are in a build-up phase and revenue and costs are currently capitalised. Revenue capitalised includes: Quarter ending Mar 2011 Steyn 2, 14 kg (Dec 2010 – 18 kg)
    and  Target 3, 250 kg (Dec 2010 – 170 kg), 9 months ending Mar 2011 Steyn 2 , 63 kg (Mar 2010 – Nil) and Target 3, 531 kg
     (Mar 2010 – Nil).
Harmony’s Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and
its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for
the year ended 30 June 2010 are available on our website (www.harmony.co.za).
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
(“Harmony” or “Company”)
Results for the third quarter and nine months ended 31 March 2011
JSE Share code: HAR | NYSE Share code: HMY | ISIN: ZAE 000015228

Results for the third quarter and nine months
ended 31 March 2011
Forward-looking statements
This quarterly report contains forward-looking
statements within the meaning of the United
States Private Securities Litigation Reform Act
of 1995 with respect to Harmony’s financial
condition, results of operations, business
strategies, operating efficiencies, competitive
positions, growth opportunities for existing
services, plans and objectives of management,
markets for stock and other matters. Statements
in this quarter that are not historical facts are
“forward-looking statements” for the purpose of
the safe harbour provided by Section 21E of the
U.S. Securities Exchange Act of 1934, as amended,
and Section 27A of the U.S. Securities Act of
1933, as amended. Forward-looking statements
are statements that are not historical facts.
These statements include financial projections
and estimates and their underlying assumptions,
statements regarding plans, objectives and
expectations with respect to future operations,
products and services, and statements regarding
future performance. Forward-looking statements
are generally identified by the words “expect”,
“anticipates”, “believes”, “intends”, “estimates”
and similar expressions. These statements are
only predictions. All forward-looking statements
involve a number of risks, uncertainties and
other factors and we cannot assure you that
such statements will prove to be correct. Risks,
uncertainties and other factors could cause actual
events or results to differ from those expressed or
implied by the forward-looking statements.
These forward-looking statements, including,
among others, those relating to the future
business prospects, revenues and income of
Harmony, wherever they may occur in this
quarterly report and the exhibits to this quarterly
report, are necessarily estimates reflecting the
best judgment of the senior management of
Harmony and involve a number of risks and
uncertainties that could cause actual results to
differ materially from those suggested by the
forward-looking statements. As a consequence,
these forward-looking statements should be
considered in light of various important factors,
including those set forth in this quarterly report.
Important factors that could cause actual results
to differ materially from estimates or projections
contained in the forward-looking statements
include, without limitation:
overall economic and business conditions in
the countries in which we operate;
the ability to achieve anticipated efficiencies
and other cost savings in connection with past
and future acquisitions;
increases or decreases in the market price
of gold;
the occurrence of hazards associated with
underground and surface gold mining;
the occurrence of labour disruptions
availability, terms and deployment of capital;
changes in government regulation, particularly
mining rights and environmental regulations;
fluctuations in exchange rates;
currency devaluations and other macro-
economic monetary policies; and
socio-economic instability in the countries in
which we operate.
Contents
Page
Chief Executive’s Review
3
Safety and health
5
Financial overview
6
Operational overview
6
– Group operational results
6
– Build-up and steady operations
6
– Doornkop
6
– Kusasalethu
7
– Phakisa
7
– Masimong
7
– Target 1
7
– Target 3
7
– Tshepong
7
– Hidden Valley
8
– Other South African operations
8
– Bambanani
8
– Steyn 2
8
– Evander
8
– Joel
8
– Unisel
8
– Total South African surface operations
9
– Kalgold
9
– Phoenix
9
– Surface dumps
9
Development
10
Exploration
11
Operating results (Rand/Metric) (US$/Imperial)
16
Condensed consolidated income statement (Rand)
18
Condensed consolidated statement of other comprehensive income (Rand)
19
Condensed consolidated balance sheet (Rand)
20
Condensed consolidated statement of changes in equity (Rand)
21
Condensed consolidated cash flow statement (Rand)
22
Notes to the condensed consolidated financial statements
23
Segment report (Rand/Metric)
28
Operating results (US$/Imperial)
30
Condensed consolidated income statement (US$)
32
Condensed consolidated statement of other comprehensive income (US$)
33
Condensed consolidated balance sheet (US$)
34
Condensed consolidated statement of changes in equity (US$)
35
Condensed consolidated cash flow statement (US$)
36
Segment report (US$/Imperial)
37
Development results – metric and imperial
39
Contact details
40

Chief Executive’s Review
Introduction
The past quarter has been an exciting one with our share price reaching record highs for FY11 primarily on the back of more exploration successes on the Golpu deposit and an analyst visit to our Papua New
Guinea (PNG) operations.
We remain committed to our long term strategy of generating earnings to fund growth. We have invested significant capital to build and commission some of the best South African gold mining assets and the results of these efforts will be fully realised in the future.
Our transformational efforts and strategic initiatives undertaken over the last few years are all aimed at achieving robust and sustainable financial results, with better cash costs and improved grade.
Our strategy also includes a focus on both regional and asset diversification. In PNG, we have built a mine producing both gold and silver and are currently busy with further exploration in the area which includes 8 000km
2
of exploration tenements outside of the joint
venture. The early findings from Wafi/Golpu has justified management’s long held belief that this is a world-class asset and will be a mine.
Taking a holistic view, Harmony has several world-class mines in South
Africa which are currently in the build-up phase and these, together with Hidden Valley, will be significant contributors to Harmony’s set production targets.
Safety
It is with deep regret that I report that two of our colleagues died in work-related incidents during the quarter. Those who died were:
Tello Motloung, a scraper winch operator at Bambanani and Tjakama
Ntsohi, a winch operator at Unisel. I would like to extend my deepest condolences to their families, friends and colleagues.
Fall of ground is still the major contributor to fatalities in the Company and a high level task team has been established to formulate and implement a comprehensive fall of ground strategy.
Overall, improved discipline and management of seismicity and falls of ground, value based safety behaviour and visible leadership from the operational management resulted in improved safety at most of our operations. See more on safety on page 5.
Gold market
We do not hedge gold and our shareholders have complete exposure to spot gold prices and current exchange rates. We maintain our bullish stance on the gold price and believe it will increase further, especially in light of the weaker dollar and global economic uncertainty. Gold has proven itself to be a currency and a store of wealth in times of uncertainty. Although we have seen record high gold prices in the past quarter in dollar terms, the stronger Rand resulted in the R/kg gold price increasing by only 3% from R303 354/kg in the previous quarter to R312 029/kg in the current quarter.
Operational results for quarter 3 of FY11
Gold production decreased by 2% quarter on quarter, from 10 055kg to 9  857kg. Underground production was only 1% lower at 8  164kg, despite volumes decreasing by 3% mainly as a result of the December break. However, tonnage was made up with surface tonnes being 2%
higher quarter on quarter.
Underground operations
Tonnes milled for the quarter decreased by 3% or 58  000 tonnes when compared to the December 2010 quarter. Recovered grade
increased from 4.60g/t to 4.64g/t quarter on quarter. Gold production achieved in the March 2011 quarter was 8 164 kilograms, compared to
8 273 kilograms produced in the December 2010 quarter.
A 3% decrease in cash operating cost in Rand terms negated the decrease in gold produced and resulted in a 1% decrease in unit cost achieved for the March 2011 quarter at R216 799/kg compared to R218  881/kg in the previous quarter. Capital expenditure for the
March 2011 quarter decreased by 18% (R124 million) to R572 million, compared to R696 million in the December 2010 quarter.
Surface operations
Tonnes milled increased by 2%, mainly due to a 111 000 tonnes (14%)
increase in material from the dumps. This was due to the plants continuing to mill waste over the December break. The recovered grade decreased by 8% from 0.38g/t to 0.35g/t in the quarter under review, mainly attributed to a 9% decrease at Kalgold. Gold produced decreased by 56kg from 955kg in the December 2010 quarter to 899kg in the March 2011 quarter, a 6% decrease. Cash operating unit cost increased by 6% from R215  422/kg to R227  335/kg in the quarter under review.
Operating profit decreased by 11% to R69 million in the March 2011 quarter compared to R78 million in the previous quarter.
Hidden Valley
Gold and silver production decreased by 4% and 21%, respectively, compared to the previous quarter with 794kg (25  528oz) gold and
4 704kg (151 249oz) silver produced. Plant throughput was 4% lower at 815 000 (850 000 in the previous quarter) tonnes, which is primarily attributable to the belt breakage of the Hidden Valley conveying circuit.
This is expected to negatively impact quarter four as well. See page 8 for more on the Hidden Valley mine.
Financial overview
Quarter on quarter the Rand per kilogram unit cost were kept at bay with a mere increase of 1% to R217  802/kg, in comparison to
R216 595/kg in the previous quarter. This was mainly as a result of the
2% decrease in gold production as cash operating cost in Rand terms decreased by 2% (R48 million).
In R/kg terms the gold price received increased by 3% from
R303 354/kg in the December 2010 quarter to R312 029/kg in the current quarter. Revenue for the March 2011 quarter decreased by 1%
as a result of a 330kg (3%) decrease in the gold sold.
Quarter on quarter the capital expenditure decreased by
R168 million (20%).
Cash operating cost for the March 2011 quarter decreased by
R48 million or 2% when compared to the previous quarter due to cost savings, decreased electricity and labour costs.
Operating profit decreased by 1% to R855 million when compared to the R868 million recorded in the December 2010 quarter.

Results for the third quarter and nine months
ended 31 March 2011
Wafi/Golpu
Drilling at the Wafi-Golpu project continues to be successful. The latest results confirm our previously held belief that this deposit is truly a world-class discovery and the pre-feasibility study will be completed towards the end of December 2011. The latest drill hole results at our Wafi-Golpu JV project (50% held by Harmony) have provided the highest mineralisation values to date.
In October 2010, Harmony reported on drilling of the Wafi-Golpu deposit, which extended the mineralisation beyond the porphyry copper-gold resource of 16Moz of gold and 4.8Mt of copper.
On 3 March 2011 we released the following drilling results:
•   WR377: 883m @ 2.15% Cu and 2.23g/t Au (5.33g/t Au equivalents*)
from 913m including 628m @ 2.82% Cu and 3.06g/t Au (7.13g/t Au equivalents*) from 1 043m.
* Gold equivalents calculated using a gold price of US$950/oz and copper price of US$2.00/lb and assuming 100% recovery for all metals.
The intercept correlates with a zone of chalcopyrite and bornite mineralisation in the porphyry and surrounding metasediment. This hole extends the known porphyry mineralisation significantly outside the current resource shell. Mineralisation is open at depth and to the north of this intercept. This intersection continues to support our
Exploration Target of 30 million ounces of gold and 8 million tonnes of copper.
This project is growing with each new drill hole result and we are confident that this will be a mine.
Conclusion
The Company is showing significant progress both in the growth of its resources as well as its diversity. The key short-term objective for us is the build up of our production and to get there, the main focus is on getting the assets, in which we have invested considerable amounts of cash over the last few years, into full production.
Harmony is a company which has dramatically improved the quality of its ounces, which will continue to do so with better cash costs and free cash flow in the future.
Graham Briggs
Chief Executive Officer

Safety and health
Safety
Safety remains Harmony’s number one priority. We dedicate our time and resources to ensure that safety-related events are avoided and we continue to proactively identify potential hazards.
Tragically, two fatalities occurred at the South African operations during the March 2011 quarter. Fall of ground incidents remain the biggest challenge. Harmony has implemented a formal Ground Control
Strategy, the main objective of which is to formalise and consolidate all efforts focused on the prevention of fall of ground incidents and accidents and to promote an even safer and stable underground environment.
The strategy is divided into two main components, being ground behaviour and ground control, where ground behaviour deals with the strategic aspects of mine design in order to prevent or minimise damage to rock surrounding mining excavations. Knowledge of
the mining environment and ground stability together with an understanding of the in situ and induced stress regimes plays a role in the ideal plan for each condition. Integration of support systems in the overall mine design plus the monitoring of the rock mass response form part of the ground behaviour.
Ground control deals with the operational aspects of the mine with the objective being to protect personnel and equipment from fall of ground incidents. It is the hazard identification and treatment system where support elements, layout standards and procedures are implemented by means of training, supervision and management systems that address all requirements.
Central to this approach are components that deal with behavioural aspects, competency training and development, research and new technologies.
Harmony achieved a single digit figure in respect of its Lost Time Injury
Frequency Rate (LTIFR) for the tenth consecutive quarter. The year to date rate improved by 2% when compared to the previous year
(from  7.72 to 7.86), but regressed by 26% quarter  on  quarter (from
6.88 to 8.65).
The Reportable Injury Frequency Rate (RIFR) (per million hours worked)
to date rate regressed by 7% when compared to the previous year
(from 4.19 to 4.49) and by 13% quarter on quarter (from 4.08 to 4.62).
The Fatal Injury Frequency Rate (FIFR) to date rate improved by 14%
when compared to the previous year (from 0.21 to 0.18) and by 50%
quarter on quarter (from 0.18 to 0.09).
Safety achievements for the quarter included:
Total Harmony surface and
underground operations:
2 000 000 fatality free shifts
South African surface and
underground operations:
1 000 000 fatality free shifts
Kusasalethu: 500 000 fatality free shifts
Evander total operations: 500 000 fatality free shifts
Tshepong: 500 000 fatality free shifts
Target 1: 500 000 fatality free shifts
The following operations completed the March 2011 quarter without an injury:
• Target Plant
• Joel Plant
• Harmony 1 Plant
• Free State Commercial Services and Transport
• Randfontein Commercial Services and Transport
• Evander Workshops
• Randfontein Surface Operations
• Kusasalethu Plant
Health
Our pro-active approach to the health and wellness of our employees continues and various programmes and initiatives are supported and sponsored by the company to ensure the wellbeing of our employees.
Our objective remains to improve health management programmes and effectively utilise clinical information. This includes the review of policies, procedures and processes, as well as training, on an on-going basis.
See our Sustainable Development Report for more details on our website www.harmony.co.za.

Results for the third quarter and nine months
ended 31 March 2011
Financial overview
Cash operating profits were stable showing a 1% decrease to
R855  million, as the decrease in revenue was largely offset by a decrease in production cost.
Earnings per share
Basic earnings per share decreased from 69 SA cents to 55 SA cents, while headline earnings per share increased from 69 SA cents to
91 SA cents. Headline earnings are higher than basic earnings as the impairment charge on associates is added back.
Revenue
Revenue decreased from R2 990 million to R2 949 million as a result of the lower gold sales volume. The decrease was partially offset by an increase in the Rand gold price received from R303 354/kg to R312 029/kg.
Cost of sales
Cost of sales increased from R2 506 million to R2 623 million in the March 2011 quarter. The amount reported in the December
2010 quarter included an insurance credit of R179 million related to the unwinding of the previous insurance scheme, which was a once-off entry. Production costs and employment and restructuring costs decreased in the March 2011 quarter, resulting in a  saving of R57 million.
Impairment of investment in associate
On 28 April 2011, Gold One International (Gold One) and Rand Uranium
(Proprietary) Limited (Rand Uranium) announced that the shareholders of Rand Uranium have accepted an offer by Gold One for the shares in
Rand Uranium. Harmony holds 40% in Rand Uranium. The investment has been classified as held for sale on the balance sheet and an impairment of R160 million was recognised as the carrying value was in excess of the expected proceeds.
Investment income
Included in the amount for the March 2011 quarter is an amount of R43  million relating to interest and interest refunds from the
South African Revenue Service (SARS).
Taxation
The taxation credit of R297 million includes a deferred tax credit of
R333 million. SARS previously disallowed Freegold’s “post 1973 gold mine” additional capital allowance claim, and also disallowed
Freegold’s application of mining ringfencing. The disputed matters were set down to be heard in the Income Tax Court of Johannesburg on 14 March 2011, but SARS withdrew the additional capital allowance claim on 10 March 2011, conceding that the Freegold operations are entitled to claim this capital allowance. The inclusion of the capital allowance caused an increase in the deferred tax asset on the balance sheet and the resulting credit in the income statement.
Capital expenditure
Capital expenditure decreased from R835 million in the December 2010 quarter to R667 million for the March 2011 quarter.
Trade and other receivables – current
The balance at March 2011 includes an amount of R409 million owed by SARS for VAT refunds. An amount of R200 million was overdue at
31 March 2011, the majority of which has been refunded subsequent to balance sheet date.
Borrowings
During the March 2011 quarter, R250 million was drawn from the
Nedbank facility. The undrawn facility at balance sheet date was
R300 million.
Operational overview
Group operational results
March
December
%
Indicator                          Units
2011
2010
variance
Tonnes                          000
4 646
4 675
(1)
Grade                            g/t
2.06
2.11
(2)
Gold produced
kg
9 857
10 055
(2)
Gold sold
kg
9 716
10 046
(3)
Cash operating costs     R/kg
217 802
216 595
(1)
Operating profit
R’000
855 078
867 489
(1)
Quarter on quarter Harmony continued to control its cash cost, which resulted in a saving of R48 million. Lower production was due to the
Christmas break, under-performance at Bambanani, Masimong, Unisel,
Phakisa, a plant breakdown at Doornkop and the belt breakage of the conveying circuit at Hidden Valley.
Build-up and steady operations
SOUTH AFRICA
Doornkop
March
December
%
Indicator                         Units
2011
2010
variance
Tonnes                            000
173 171 1
Grade                              g/t
3.30 3.76 (12)
Gold produced kg 571 643 (11)
Cash operating costs R/kg 229 447 229 894 –
Operating profit R’000
46 314
44 938
3
Tonnes milled at Doornkop improved slightly by 1% quarter on quarter, with  more square metres being broken. The Doornkop plant
experienced breakdowns, mainly due to a breakdown on the stream thickener. The plant is currently under “intensive care” to ensure that its efficiency and availability are improved.

The plant breakdown resulted in an 11% decrease in gold production.
Cash operating costs remained stable at R229  447/kg, despite a decrease in production, whilst the operating profit improved by 3%
to R46 million.
Kusasalethu
March
December
%
Indicator                         Units
2011
2010
variance
Tonnes                            000
297 228 30
Grade                              g/t
4.93 4.59 7
Gold produced kg 1 464 1 046 40
Cash operating costs R/kg 200 579 274 201 27
Operating profit R’000
146 982
40 192
>100
Kusasalethu recovered well after the previous quarter’s lower performance following the shaft accident, with a 30% increase in tonnes milled quarter on quarter to 297  000 tonnes. The grade increased by 7% to 4.93g/t, as a result of the improved face grade and improved mine call factor.
Cash operating costs decreased by 27% to R200  579/kg, with a substantial increase in operating profit to R147 million.
Phakisa
March
December
%
Indicator                         Units
2011
2010
variance
Tonnes                           000
88 107 (18)
Grade                             g/t
4.64 4.72 (2)
Gold produced kg 408 505 (19)
Cash operating costs R/kg 286 765 221 491 (30)
Operating profit
R’000
9 674
43 769
(78)
Phakisa had a challenging quarter with volumes down by 18% quarter on quarter at 88  000 tonnes milled, resulting in a 19% decrease in gold production to 408kg. Stoppages at this mine, due to ice plant difficulties and settler failure at Nyala, resulted in lower production and a decrease in operating profit to R10 million. Cash operating cost increased to R286 765/kg, compared to the R221 491/kg in the previous quarter.
Masimong
March
December
%
Indicator                          Units
2011
2010
variance
Tonnes                            000
216 219 (1)
Grade                              g/t
4.81 5.26 (9)
Gold produced kg 1 039 1 151 (10)
Cash operating costs R/kg 175 496 168 907 (4)
Operating profit
R’000
140 570
160 961
(13)
Masimong’s tonnes milled for the quarter remained fairly steady with a 1% decline in volumes to 216  000 tonnes. Lower recovery grades of 4.81g/t resulted in a 10% reduction in gold production quarter on quarter.
The cash operating costs were well controlled despite the lower production and showed only a 4% increase to R175 496/kg.
Target 1
March
December
%
Indicator                         Units
2011
2010
variance
Tonnes                            000
161 196 (18)
Grade                              g/t
4.88 4.41 11
Gold produced kg 785 865 (9)
Cash operating costs R/kg 203 459 191 083 (7)
Operating profit
R’000
59 007
98 380
(40)
Gold production at Target 1 decreased by 9%, as a result of 18% less tonnes milled during the quarter, mainly due to problems experienced with the decline belt which resulted in unplanned stoppages. A new belt has been ordered. However, it is anticipated that the delay in having the belt delivered may have an effect on Target’s fourth quarter production.
Cash operating costs were 7% higher quarter on quarter at
R203 459/kg, as a result of lower production.
The grade increased by 11% compared to the previous quarter.
Target 3
March
December
%
Indicator                          Unit
2011
2010
variance
Gold produced
kg
250
170
47
Build-up at the shaft continued this quarter, with a 47% increase in gold production to 250kg. The extensive infrastructure improvements will result in further improvements in gold production.
Tshepong
March
December
%
Indicator                         Units
2011
2010
variance
Tonnes                            000
333 345 (3)
Grade                              g/t
5.04 4.72 7
Gold produced kg 1 679 1 628 3
Cash operating costs R/kg 170 662 176 052 3
Operating profit
R’000
236 045
212 948
11
Tshepong had a pleasing quarter with a production increase of 3%, supported by an increase in the recovery grade of 7% to 5.04g/t in comparison to the December 2010 quarter of 4.72g/t. Tshepong is the lowest cost producer in the company for the quarter at
R170 662/kg and contributed 11% more in operating profit quarter on quarter at R236 million.

Results for the third quarter and nine months
ended 31 March 2011
INTERNATIONAL
Hidden Valley
(held in Morobe Mining Joint Venture – 50% of attributable production reflected)
March
December
%
Indicator                         Units
2011
2010
variance
Tonnes                           000
407 425 (4)
Grade                              g/t
1.95 1.95 –
Gold produced kg 794 827 (4)
Cash operating costs R/kg 216 981 195 605 (11)
Operating profit
R’000
83 202
99 265
(16)
Hidden Valley’s grade remained stable at 1.95g/t. Volumes were 4% down due to less tonnes milled during the quarter, resulting in gold production being 4% lower quarter on quarter at 794kg. Silver production, which is treated as a credit to cash operating cost, decreased by 20% to 4 704kg compared to 5 951kg in the previous quarter.
Lower volumes and production were due to the poor performance and the belt breakage of the Hidden Valley conveying circuit. Process plant throughput declined as a result of this constraint to supply ore to the Hidden Valley pit. In order to mitigate the impact of the conveyor outage during the quarter, additional contractor haulage trucks were mobilised and assigned to haul ore from the Hidden Valley stockpile to the Hamata stockpile.
The cost of trucking ore to the plant and lower production resulted in higher cash operating costs of R216 981/kg. The conveyor belt issue may affect the fourth quarter production.
Hidden Valley mine is now connected to the PNG Power Ltd grid and is receiving up to 10MW of grid power (more than 60% of total requirements), reducing demand on the site’s diesel-fired power station.
Other underground South African operations
Bambanani
March
December
%
Indicator                          Units
2011
2010
variance
Tonnes                            000
81 104 (22)
Grade                              g/t
6.90 7.27 (5)
Gold produced kg 559 756 (26)
Cash operating costs R/kg 333 259 260 147 (28)
Operating profit
R’000
(12 961)
34 468
(>100)
Bambanani had another disappointing quarter. Gold production decreased by 26% to 559kg. Cash operating costs were 28% higher at
R333 259/kg, as a result of lower production.
Short interval control processes have been re-introduced at Bambanani to address deficiencies and ineffectiveness at the operation.
Steyn 2
March
December
%
Indicator                          Unit
2011
2010
variance
Gold produced
kg
14
18
(22)
Most of the quarter at Steyn 2 was spent on maintenance of equipment and addressing operational challenges. At the beginning of April 2011 production on all the available faces started and some revenue will be generated in the fourth quarter of FY11.
Evander
March
December
%
Indicator                         Units
2011
2010
variance
Tonnes                            000
130 139 (7)
Grade                              g/t
3.72 3.72 –
Gold produced kg 483 517 (7)
Cash operating costs R/kg 298 153 300 698 1
Operating profit/(loss)
R’000
7 304
1 330
>100
Evander increased its operating profit to R7 million by  managing its cash operating costs and keeping it stable at R298  153/kg, despite lower tonnes and lower kilograms produced for the quarter. Several panels were stopped due to low grade and eight crews in the decline were moved to higher grade areas to improve the average mining grade. This had an adverse effect on the square metres mined and the volumes mined, but improved the average mining grade.
Mining is now taking place further away from the edge of the payshoot with more consistent grade distribution. Stoping crews on the decline are set to deliver improved results in the June quarter.
Joel
March
December
%
Indicator                           Units
2011
2010
variance
Tonnes
000                 118
128 (8)
Grade                               g/t
3.77 3.19 18
Gold produced kg 445 408 9
Cash operating costs R/kg 238 256 276 787 14
Operating (loss)/profit R’000
30 997
2 127
>100
Gold production increased by 9% to 445kg, mainly due to the 18%
uplift in grade to 3.77g/t, supported by improvements in the belt grade.
Despite lower volumes at 118 000 tonnes, gold production increased by 9% to 445 kg, mainly as a result of the increase in grade.
Cash operating costs were 14% lower at R238  256/kg. Higher
production resulted in operating profit increasing to R31 million.
Unisel
(only operational shaft remaining under the Virginia operations)
March
December
%
Indicator                          Units
2011
2010
variance
Tonnes milled 000 104 122 (15)
Grade                              g/t
4.49 4.64 (3)
Gold produced kg 467 566 (18)
Cash operating costs R/kg 227 266 197 512 (15)
Operating profit
R’000
38 814
51 426
(25)
Unisel produced results slightly below its plan with lower production at 467kg, compared to the 566kg of the previous quarter, mainly due to less tonnes milled and a decline in the grade of 3% to 4.49g/t.
The cash operating costs increased by 15% to R227  266/kg due to lower outputs.

Total South African surface operations
March
December
%
Indicator                          Units
2011
2010
variance
Tonnes                          000
2 538 2 491 2
Grade                            g/t                 0.35
0.38 (8)
Gold produced
kg                  899
955 (6)
Gold sold
kg                  880
898 (2)
Cash operating costs     R/kg
227 335 215 422 (6)
Operating profit
R’000
69 130
77 685
(11)
Tonnes mined increased by 2% for the quarter, but the lower grade recovery grade of 0.35g/t resulted in a 6% decline in gold production.
The cash operating costs were 6% higher as a result and operating profit was 11% lower at R69 million.
Kalgold
March
December
%
Indicator                        Units
2011
2010
variance
Tonnes                           000
373 413 (10)
Grade                              g/t
0.74 0.82 (10)
Gold produced kg 276 339 (19)
Cash operating costs R/kg 231 188 246 475 6
Operating profit
R’000
19 740
16 976
16
Volumes declined by 10%, due to the mill standing for six days as a mill bearing had to be replaced. Grade was 10% lower as a result of a decrease in waste stripping in the pit, resulting in less volumes being moved and a 19% decrease in gold production to 276kg. The cash operating cost decreased by 6% quarter on quarter to R231  188/kg, mainly due to less volumes being mined.
Phoenix (tailings)
March
December
%
Indicator                          Units
2011
2010
variance
Tonnes 000 1 242 1 266 (2)
Grade                              g/t
0.12 0.11 9
Gold produced kg 149 138 8
Cash operating costs R/kg 259 966 241 659 (8)
Operating profit
R’000
12 508
8 728
43
Higher operational profit of R13 million was supported by higher production at 149kg, resulting from a 9% increase in grade. Cash operating unit cost were higher at R259 966/kg.
Surface dumps
March
December
%
Indicator                         Units
2011
2010
variance
Tonnes                            000
923 812 14
Grade                              g/t
0.51 0.59 (14)
Gold produced Kg 474 478 (1)
Cash operating costs R/kg 214 833 185 824 (16)
Operating profit R’000
36 882
51 981
(29)
The surface dumps managed to treat 14% more tonnes during the quarter, and despite a decrease in recovery grade at 0.51g/t, gold production remained fairly stable. The cash operating costs were higher at R214  833/kg, with operating profit subsequently lower at R37 million.

Results for the third quarter and nine months
ended 31 March 2011
Development
Note:      The ore reserve block grades reflect the grades of the blocks in the life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade that has been targeted for mining. The development grades are those as sampled in the ongoing on-reef development at the    operations and no selectivity has been applied from a grade point of view.
Ore reserve block grade (cmg/t)
Rolling 4 quarter average development grade (cmg/t)
Current quarter average development grade (cmg/t)
Bambanani
In the southern part of the mine, development grades are lower than in the previous quarter, while in the shaft pillar the grade remains above
3 000cmg/t – in line with expectations.
Doornkop
The South Reef development grades are mostly in line with expectations with some areas showing better than expected grades. No on-reef development was planned for the Kimberly Reef.
Evander 8
Almost all on-reef development is now concentrated on the Kinross payshoot in the decline area of the mine and the grades sampled are good and in line with expectations.
Joel
As expected, there was a quarter on quarter improvement in the development grades. Grades remain good in the winzes, being
developed from 121 level to 129 level in the very prospective north western portion of the mine.
Kusasalethu
On-reef development returned grades that are in line with the overall ore body grade and also as predicted for the areas that are being developed.
Masimong
There was a quarter on quarter drop in the grade for both the Basal and B reef development. The drop in grade on the Basal reef is due to the intersection of a sill that affects the reef on the eastern side of the mine. On the B reef, most of the on-reef development is still in areas outside of the main B reef channels.
Phakisa
Most of the development at Phakisa is taking place in the lower grade central block with its very erratic nature in terms of grade. However, positive grade trends are emerging from the development towards the north, as expected, which has resulted in a quarter on quarter increase in the development grade at the mine.
Target (narrow reef mining)
At the Target 1 shaft, there was a decrease in development grade quarter on quarter as a result of the development advancing away from the higher grade sub-outcrop area on the Dreyerskuil reefs into the Elsburgh conglomerates. It is important to note that this is not representative of the Target 1 shaft as a whole as it excludes the massive mining as well as the raises developed for rock engineering requirements.
At the recently restarted Target 3 shaft, there has been an improvement in both grade and metres quarter on quarter with the start-up of more development ends.
Tshepong
In general lower than expected grades were sampled for most of the
Basal reef raises while the B reef continued to yield positive results in the areas that has been targeted.
Virginia (Unisel)
At Unisel, the development grades of all the reefs being developed
(Leader, Basal and Middle reefs) were in line with expectations and showed an improvement quarter on quarter.
Ore reserve block grades v development grades

Exploration
International (Papua New Guinea)
Morobe Mining Joint Venture (50% Harmony)
Wafi-Golpu
Drilling at the Wafi-Golpu project in Papua New Guinea (PNG) has indicated further significant exploration intersections at Golpu.
Golpu is a copper-gold porphyry deposit. The best intersections are listed below.
Hole_ID
Target      Depth    Width
Au g/t
(m)
(m)    Cu %     Au g/t
equivalent*
WR361         Golpu         446       186
2.01 0.35 3.25
WR362         Golpu         160       274
1.07 0.29 1.83
WR359         Golpu
   1017       860
1.37 0.70 2.68
WR363         Golpu          914       595
2.03 1.65 4.58
WR377         Golpu          913       883
2.15 2.23 5.33
* Based on gold price of US$950/oz and copper price of US$ 2/lb
During the quarter the results of the spectacular WR377 drill hole was released as 883m @ 2.15% Cu and 2.23g/t Au (5.33g/t Au equivalents*)
from 913m including 628m @ 2.82% Cu and 3.06g/t Au (7.13g/t  Au equivalents*) from 1 043m.
Drilling has identified a new prospect to the west of Golpu with drill hole WR392 returning 85m @ 3.18 g/t Au from 302m. All assays for this hole have not yet been received. Geochemistry and alteration indicate it is part of a high sulphidation system. The intercept is more than 300m from any known mineralised system. The orientation of the mineralisation is not known.
Drilling results from Golpu during the quarter have confirmed and extended the mineralisation 125m north from the 21125N section as well as indicating that the best grades seen to date are found north of
21125N. Golpu remains open to the north and at depth.
The pre-feasibility study is well on track and planned completion is at the end of the 2011 calendar year. Drilling activities continued this quarter, with five rigs that drilled 11 356 metres targeting infill and extensions of Golpu, drill holes to gain samples for metallurgical testing of Wafi and geotechnical information for the Watut decline path.
Wafi Structural corridor
Morobe Mining Joint Venture Land Position (Harmony 50%)

Results for the third quarter and nine months
ended 31 March 2011
Exploration along the Wafi corridor focused on prospect development work at Zimake and Mt Tonn with 795 surface samples collected during the quarter:
Zimake (EL1590)
The Zimake target is a circular magnetic anomaly approximately
5km  x  6km. Historic pan concentrate samples from the target area contain anomalous grades of up to 7.9ppm Au. Reconnaissance field work commenced during the quarter included mapping and rock chip sampling and ridge and spur soil sampling. Initial observations have been encouraging with alluvial gold workings mapped in association with both propylitic and phyllic altered sedimentary rocks, adjacent a granodiorite contact. Fieldwork is continuing to the north where alteration intensity appears to become more intense. Rock chip and surface sample results are pending.
Mt Tonn (EL1316)
Grid based sampling results were received during the quarter and have been encouraging. The anomaly remains open to the south off the grid, and has distinctly elevated copper assays. Mapping showed strong pervasive biotite-chlorite alteration with weak to moderate fracturing and weak disseminated quartz-carbonate and/or pyrite veining.
Wafi transfer zone – an emerging mineral district
Waﬁ-Golpu Project*
4.8Mt Cu. 16 Moz Au. 55 Kt

PNG Exploration (Harmony 100%)
Hidden Valley satellite deposit exploration
Work to delineate additional resources around Hidden Valley has focussed on 3 main prospect areas:
• Avina magnetic target surface sampling
• Mungowe prospect mapping and surface sampling
• Kulang prospect drilling
Avina Magnetic Target (ML151)
Project generation work identified a magnetic target immediately south of the Yafo-Avina prospect on the Hidden Valley ML. Ridge and spur soil geochemistry obtained elevated zinc values peripheral to the magnetic target, suggesting potential for a porphyry system at depth.
Preliminary gold assays were received and show a high order gold anomaly north of the Yafo prospect drilling, with assay values up to
3.64 g/t Au. The anomaly is over 200m long approximately 100m wide
(roughly parallel with the Hamata oreody) and remains open off the grid. Further work to scope out the size potential is underway.
Mungowe prospect (EL497)
The Mungowe prospect lies 6 km to 8 km northeast of the Hamata
Processing plant and represents an area of high order stream sediment anomalism. Systematic field mapping at 1: 2 500 scale at Mungowe commenced on 18 March 2011. Initial work has concentrated on areas along the mine access road southwest of the Eddie Creek, but will extend west to include mapping and sampling of the surrounding drainages. Three kilometres of mapping was completed at Mungowe.
Kulang prospect (EL497)
First pass drilling at Kulang prospect (located 4km north-northeast of Kerimenge) comprised six holes (2 929m). The drilling forms part of a broader programme to explore a major clay-pyrite alteration zone extending over 5km from the Kerimenge prospect in the south, to the Kulang prospect in the north. At the Kulang prospect, drilling was designed to test outcropping carbonate base-metal veins with anomalous surface gold geochemistry.
Although no ore grade intercepts have been obtained to date, preliminary gold results for the first four holes indicate widespread Au anomalism associated with colloform-banded quartz, rhodochrosite, and base metal sulphide veins.
Morobe Coast EL1403
In the Siu-Yagen area, grid based soil sampling was completed over a
3.6km
2
area to test the potential of an argillic alteration associated with a diorite intrusive.

Results for the third quarter and nine months
ended 31 March 2011
Amanab project (EL1708)
Results from soil samples obtained in the previous quarter within the Yup River East prospect area has identified a 2 by 1km2 zone of anomalous gold within the exposed Amanab Metadiorite basement
(gold to +100ppb).
No fieldwork was undertaken during the quarter. A desktop review was completed to assess the merits of the Yup River East target and to identify any other potential zones of interest. A regional-scale thrust within the Biaka area, coincident with an 8km x 2km zone of gold anomalous stream geochemistry, was identified as a potential source for observed alluvial gold, using a structurally controlled vein gold model. A compulsory 50% reduction was also prepared and submitted to the department as part of the desktop review process. Fieldwork scheduled for the next quarter will focus on reconnaissance mapping within the Biaka and eastern Yup River East targets.
Mount Hagen Project (EL1611 & EL1596)
Exploration activities for the current quarter focused on ridge and spur soil sampling and detailed mapping at the Kurunga and Bakil prospects. Preliminary soil sampling and reconnaissance mapping was also completed at the Penamb prospect, a potential Cu-Au porphyry system hosted within the Kurunga Intrusive Complex, 3.5km southeast of Kurunga. A total of 1 731 soil and rock chip samples were taken.
Kurunga prospect
Results received from surface sampling at Kurunga East have outlined
3 discrete Cu anomalies (+320 ppm) roughly 500m – 700m diameter.
The anomalies sit in close proximity within a 2.5 by 1.5km area, east of the outcropping magnetite skarns at Kurunga. The Kurunga anomaly displays well-developed metal zonation, with a major Cu  zone containing patchy but high tenor (+100ppb) Au anomalism. Peak values of 0.14% Cu, and 0.34 g/t Au were recorded. The central Cu-Au zone is surrounded by distal Zn-Pb anomalism.
Detailed mapping indicates that Cu anomalism is related to structurally-
controlled phyllic alteration (quartz-pyrite-sericite), epithermal veins and a diffuse quartz-pyrite ± chalcopyrite vein stockwork within the mid-Miocene Kimil Diorite. Single, 600m diamond holes have been planned to intersect the central zone of each of the three main copper anomalies (total 1 800m), due to start in the first half of April 2011.
Bakil prospect
Infill ridge and spur soil sampling over the Bakil copper anomaly was completed during the quarter (596 samples). Results received were low order compared to the Kurunga anomaly, but regionally significant zinc anomalism combined with the mapped zoned propyllitic and argillic alteration indicates that the system is exposed at a high level relative to the interpreted porphyry system at depth.
Penamb prospect
The Penamb prospect is located approximately 3.5km southeast of Kurunga camp. Ridge and spur soil sampling (165 samples) and reconnaissance mapping was completed on the western half of
the Penamb mountain. Assay results are pending. Preliminary field observations combined with historic data indicate the presence of a fertile Cu-Au porphyry system with significant phyllic and propyllitic alteration zones within the main Penamb creek and along several ridges. Several float samples from Penamb creek contain outer potassic alteration assemblages (secondary biotite and minor potassium feldspar). Stream and ridge mapping will commence in the next quarter, combined with soil sampling of the eastern half of the mountain.
Note:   The technical information was compiled by Greg Job,
Harmony’s New Business Executive for South-East Asia, who
has the overall responsibility and accountability for the Golpu project, in terms of the South African Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves
(SAMREC) 2007. Mr Job has 21 years’ experience in mine and
resource geology and is a member of the Australian Institute of
Mining and Metallurgy. He is a full time employee of Harmony and qualifies as Competent Person as defined in the SAMREC
Code and the Australian Code for Reporting Exploration
Results, Mineral Resources and Ore Reserves (JORC). Mr Job
has consented to the inclusion of the exploration details based on the information in the form and context in which it appears.
South Africa
Uranium Project Tshepong, Phakisa, Masimong Project (TPM)
TPM evaluates the potential for the economic recovery of uranium from the ore mined at the Tshepong, Phakisa and Masimong operations in the Free State. The project will produce an average of 600 000 lbs of uranium per annum from 280 000 tonnes per month of underground ore from Tshepong, Phakisa and Masimong over an 18 year life. The processing of the uranium enhances the gold recovery resulting in increased gold production from these operations. When the uranium is treated as a by-product and therefore a credit to costs, operating costs of the contributing shafts will be reduced.
The resource totals 169.6 Mt and contains 82 M lbs of uranium. The feasibility study that is presently being completed will incorporate these tonnes and grades in the mining model.
The feasibility study is progressing well and remains on track for the gate review in the next quarter. Test work on the resin in pulp demonstration plant was completed during the quarter. It has shown the resin to have good durability and the results are being incorporated into the feasibility study.

Incorporated in the Republic of South Africa
Registration number 1950/038232/06
(“Harmony” or “Company”)
Results for the third quarter and nine months ended 31 March 2011
JSE Share code: HAR | NYSE Share code: HMY | ISIN: ZAE 000015228
Financial results for
the third quarter and nine months
ended 31 March 2011
(Rand) and (US$)

Results for the third quarter and nine months
ended 31 March 2011
17
Operating results
(Rand/Metric) (US$/Imperial)
Underground production – South Africa
Surface production – South Africa
Total
South
South
Quarter
Kusasa-
Under-
Total
Africa
Africa
Hidden
Harmony
Ended
Bambanani    Doornkop
Evander
Joel
lethu   Masimong
Phakisa
Steyn 2
Target 1
Target 3    Tshepong
Unisel
ground
Kalgold   Phoenix    Dumps       Surface
Other
Total     Valley
Total
Ore milled
– t’000
Mar-11
81
173
130
118
297
216
88
–
161
–
333
104
1 701
373
1 242
923
2 538
–
4 239
407
4 646
Dec-10 104 171 139 128 228 219 107 – 196 – 345 122 1 759 413 1 266 812 2 491 – 4 250 425 4 675
Gold produced
– kg
Mar-11
559
571
483
445
1 464
1 039
408
14
785
250
1 679
467
8 164
276
149
474
899
–
9 063
794
9 857
Dec-10 756 643 517 408 1 046 1 151 505 18 865 170 1 628 566 8 273 339 138 478 955 – 9 228 827 10 055
Gold produced
– oz
Mar-11
17 972
18 358
15 529
14 307
47 069
33 405
13 117
450
25 238
8 038
53 981
15 014
262 478
8 874
4 790
15 239
28 903
–
291 381
25 528
316 909
Dec-10 24 306 20 673 16 622 13 117 33 630 37 005 16 236 579 27 810 5 466 52 341 18 197 265 982 10 899 4 437 15 368 30 704 – 296 686 26 589 323 275
Yield
– g/tonne
Mar-11
6.90
3.30
3.72
3.77
4.93
4.81
4.64
–
4.88
–
5.04
4.49
4.64
0.74
0.12
0.51
0.35
–
2.08
1.95
2.06
Dec-10
7.27            3.76           3.72             3.19             4.59            5.26           4.72                  –               4.41                –            4.72             4.64               4.60
0.82 0.11
0.59             0.38
–             2.13
1.95              2.11
Cash operating costs
– R/kg
Mar-11
333 259
229 447
298 153
238 256
200 579
175 496
286 765
–
203 459
–
170 662
227 266
216 799     231 188    259 966   214 833
227 335
–
217 876
216 981
217 802
Dec-10 260 147 229 894 300 698 276 787 274 201 168 907 221 491 – 191 083 – 176 052 197 512
218 881     246 475   241 659   185 824
215 422 – 218 516 195 605 216 595
Cash operating costs
– $/oz
Mar-11
1 484
1 022
1 327
1 061
893
781
1 277
–
906
–
760
1 012
965
1 029
1 157
957
1 012
–
970
966                970
Dec-10 1 176 1 039 1 359 1 251 1 239 763 1 001 – 864 – 796 893 989 1 114 1 092 840 974 – 988 884 979
Cash operating costs
– R/tonne
Mar-11
2 300
757
1 108
899
989
844
1 330
–
992
–
860
1 021
1 007
171
31
110
81
–
452
423
450
Dec-10 1 891 864 1 118 882 1 258 888 1 045 – 843 – 831 916 1 006 202 26 109 83 – 465 381 457
Gold sold
– Kg
Mar-11
541
543
523
405
1 545
1 005
394
14
707
250
1 624
452
8 003
263
147
470
880
–
8 883
833
9 716
Dec-10 765 634 464 413 981 1 176 511 18 881 170 1 648 578 8 239 282 138 478 898 – 9 137 909 10 046
Gold sold
– oz
Mar-11
17 394
17 458
16 815
13 021
49 673
32 311
12 667
450
22 731
8 038
52 213
14 532
257 303
8 456
4 726
15 111
28 293
–
285 596
26 782
312 378
Dec-10 24 595 20 384 14 918 13 278 31 540 37 809 16 429 579 28 325 5 466 52 984 18 583 264 890 9 066 4 437 15 368 28 871 – 293 761 29 225 322 986
Revenue
(R’000)
Mar-11
169 264
169 602
162 346
126 329
480 596
314 222
123 501
–
221 194
–
507 523
141 255
2 415 832
81 888
45 861 147 391
275 140
–    2 690 972
258 327
2 949 299
Dec-10 231 965 192 144 140 589 125 035 296 220 356 059 155 108 – 267 003 – 500 078 175 198 2 439 399 85 258 42 077 145 633 272 968 – 2 712 367 278 094 2 990 461
Cash operating
(R’000)
Mar-11
186 292
131 014
144 008
106 024
293 648
182 340
117 000
–
159 715
–
286 542
106 133
1 712 716
63 808
38 735 101 831
204 374
–    1 917 090
172 283
2 089 373
costs
Dec-10 196 671 147 822 155 461 112 929 286 814 194 412 111 853 – 165 287 – 286 612 111 792 1 769 653 83 555 33 349 88 824 205 728 – 1 975 381 161 765 2 137 146
Inventory
(R’000)
Mar-11
(4 067)
(7 726)
11 034
(10 692)
39 966
(8 688)
(3 173)
–
2 472
–
(15 064)
(3 692)
370
(1 660)
(5 382)
8 678
1 636
–
2 006
2 842
4 848
movement
Dec-10 826 (616) (16 202) 9 979 (30 786) 686 (514) – 3 336 – 518 11 980
(20 793)  (15 273)
– 4 828 (10 445) – (31 238) 17 064 (14 174)
Operating costs
(R’000)
Mar-11
182 225
123 288
155 042
95 332
333 614
173 652
113 827
–
162 187
–
271 478
102 441
1 713 086
62 148
33 353    110 509
206 010
–    1 919 096
175 125
2 094 221
Dec-10 197 497 147 206 139 259 122 908 256 028 195 098 111 339 – 168 623 – 287 130 123 772 1 748 860 68 282 33 349 93 652 195 283 – 1 944 143 178 829 2 122 972
Operating pro t
(R’000)
Mar-11
(12 961)
46 314
7 304
30 997
146 982
140 570
9 674
–
59 007
–
236 045
38 814
702 746
19 740     12 508       36 882
69 130
–
771 876
83 202
855 078
Dec-10 34 468 44 938 1 330 2 127 40 192 160 961 43 769 – 98 380 – 212 948 51 426 690 539 16 976 8 728 51 981 77 685 – 768 224 99 265 867 489
Operating profit
($’000)
Mar-11
(1 856)
6 629
1 047
4 436
21 040
20 122
1 385
–
8 446
–
33 788
5 556
100 593
2 826
1 791
5 279
9 896
–
110 489
11 910
122 399
Dec-10 5 008 6 530 193 310 5 840 23 386 6 360 – 14 295 – 30 941 7 472 100 335 2 467 1 268 7 553 11 288 – 111 623 14 423 126 046
Capital expenditure
(R’000)
Mar-11
37 321
67 049
29 981
14 733
85 915
40 588
81 737
37 009
74 469
22 026
67 259
14 225
572 312
1 246
5 844
12 353
19 443
7 112
598 867
67 982
666 849
Dec-10 29 419 84 573 56 709 21 686 84 178 48 327 102 675 43 886 81 114 52 601 72 715 18 639 696 522 6 726 10 352 15 260 32 338 20 862 749 722 84 971 834 693
Capital expenditure
($’000)
Mar-11
5 342
9 598
4 292
2 109
12 298
5 810
11 700
5 298
10 660
3 153
9 628
2 036
81 924
178
837
1 768
2 783
1 018
85 725
9 731
95 456
Dec-10 4 275 12 288 8 240 3 151 12 231 7 022 14 919 6 377 11 786 7 643 10 566 2 708 101 206 977 1 504 2 217 4 698 3 031 108 935 12 346 121 281
Production statistics for Steyn 2 and Target 3 have been included. These mines are in a build-up phase and revenue and costs are currently capitalised, until commercial production levels are reached.

Results for the third quarter and nine months
ended 31 March 2011
CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)
Quarter ended
Nine months ended
Year ended
31 March      31 December
31 March¹
31 March
31 March¹
30 June
2011
2010
2010
2011
2010
2010
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Note
R million
R million
R million
R million
R million
R million
Continuing operations
Revenue
2 949 2 990 2 521 9 023 8 239 11 284
Cost of sales
2
(2 623)
(2 506)
(2 581)
(8 125)
(7 837)
(10 484)
Production costs
(2 064)
(2 093)
(1 882)
(6 565)
(6 249)
(8 325)
Royalty expense
(30)
(30)
(5)
(84)
(5)
(33)
Amortisation and depreciation
(431)
(442)
(324)
(1 299)
(994)
(1 375)
Impairment of assets
–                      –
(196)
–                  (300)
(331)
Employment termination and
restructuring costs
(26)
(54)
(120)
(158)
(123)
(205)
Other items
(72)
113                    (54)
(19)
(166)
(215)
Gross profit/(loss)
326                    484                  (60)
898                    402                  800
Corporate, administration and
other expenditure
(93)
(96)
(83)
(283)
(257)
(382)
Social investment expenditure
(27)
(23)
(25)
(66)
(54)
(81)
Exploration expenditure
3
(77)
(76)
(66)
(251)
(159)
(219)
Profit/(loss) on sale of property,
plant and equipment
8                      1                     (1)                      24                     3
104
Other (expenses)/income – net
(8)
6                      (2)
(56)
(95)
(58)
Operating profit/(loss)
129                    296                 (237)
266                  (160)
164
(Loss)/profit from associates
(24)
(19)
5                       (51)
61                   56
Impairment of investment in associate 6 (160) – – (160) – –
Loss on sale of investment
in subsidiary
–                      –
(24)
–                  (24)
(24)
Net gain on financial instruments
4
3                    78                      –                      392                    3                    38
Investment income
64                    38                     61                      116                 186
187
Finance cost
(71)
(69)
(60)
(199)
(152)
(246)
(Loss)/profit before taxation
(59)                   324                (255)
364                    (86)
175
Taxation
297                    (28)
(25)
275                  (108)
(335)
Normal taxation
(12)
–                   (22)
(22)
(63)
(84)
Deferred taxation
5
309                   (28)
(3)
297                   (45)
(251)
Net profit/(loss) from
continuing operations
238                    296                 (280)
639                  (194)
(160)
Discontinued operations
Profit/(loss) from discontinued operations
6
–                     23                   (15)                     20                   (12)
(32)
Net profit/(loss)
238                     319                 (295)
659                  (206)
(192)
Attributable to:
Owners of the parent
238                    319                  (295)
659                 (206)
(192)
Non-controlling interest
–                       –                       –
–
–
–
Earnings/(loss) per ordinary share (cents)
7
– Earnings/(loss) from continuing operations
55                      69                   (65)
149                   (45)
(38)
– Earnings/(loss) from discontinued operations
–                       5                     (4)                      5                     (3)
(8)
Total earnings/(loss) per ordinary
share (cents)
55                       74                  (69)
154                    (48)
(46)
Diluted earnings/(loss) per ordinary
share (cents)
7
– Earnings/(loss) from continuing operations
55                       69                  (65)
149                    (45)
(38)
– Earnings/(loss) from discontinued operations

–                        5                   (3)                       5                     (3)
(8)
Total diluted earnings/(loss) per
ordinary share (cents)
55                       74                  (68)
154                     (48)
(46)
¹ The comparative figures are re-presented due to Mount Magnet being reclassified as a discontinued operation. See note 6 in this regard.
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (Rand)
Quarter ended
Nine months ended
Year ended
31 March    31 December
31 March
31 March
31 March
30 June
2011               2010                  2010                   2011                 2010                2010
(Unaudited)      (Unaudited)        (Unaudited)          (Unaudited)        (Unaudited)          (Audited)
R million
R million
R million
R million
R million
R million
Net profit/(loss) for the period
238                    319               (295)
659                 (206)
(192)
Other comprehensive income/(loss) for
the period, net of income tax
6                 (161)
71                     (50)
35                (131)
Foreign exchange translation
22                 (131)
72                       (3)
34                (127)
Fair value movement of
available-for-sale investments
(16)
(30)
(1)
(47)
1                  (4)
Total comprehensive income/(loss)
for the period
244                    158                 (224)
609                 (171)
(323)
Attributable to:
Owners of the parent
244                   158                 (224)
609                (171)
(323)
Non-controlling interest
–                      –                      –                        –                    –                       –

Results for the third quarter and nine months
ended 31 March 2011
CONDENSED CONSOLIDATED BALANCE SHEET (Rand)
                           At                          At
At                        At
31 March
31 December
30 June
31 March
                        2011                     2010
2010                     2010
(Unaudited)
(Audited)
(Unaudited)
Note
R million
R million
R million
R million
ASSETS
Non-current assets
Property, plant and equipment
30 557 30 218 29 556 29 403
Intangible assets
2 188 2 199 2 210 2 210
Restricted cash
27                         26
146                        147
Restricted investments
1 866 1 864 1 742 1 726
Investments in financial assets
236                        264
12                         18
Investments in associates

–                       358
385                        391
Inventories
227                        232
214                         81
Deferred tax asset
2 310 1 925 1 875 1 891
Trade and other receivables
69                         69
75                         76
37 480 37 155 36 215 35 943
Current assets
Inventories
954                       943
987 1 152
Trade and other receivables 8 1 111 962 932 1 217
Income and mining taxes
119                        102
74                         44
Cash and cash equivalents
656                        837
770                        481
2 840 2 844 2 763 2 894
Assets of disposal groups classified as held for sale
6
174                           –
245                           –
3 014 2 844 3 008 2 894
Total assets
40 494
39 999
39 223
38 837
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
28 290 28 277 28 261 28 102
Other reserves
299                        266
258                       535
Retained earnings

1
135                        897
690                       676
29 724 29 440 29 209 29 313
Non-current liabilities
Deferred tax liability
5 623 5 538 5 409 5 217
Provision for environmental rehabilitation
1 785 1 752 1 692 1 704
Retirement benefit obligation and other provisions
179                        179
169                        167
Borrowings
9
1 487 1 243 981 780
9 074 8 712 8 251 7 868
Current liabilities
Borrowings
9
336                        344
209                        221
Income and mining taxes
17                        10
9                          17
Trade and other payables
1 343 1 493 1 410 1 418
1 696 1 847 1 628 1 656
Liabilities of disposal groups classified as held for sale
6
–                          –
135                           –
1 696 1 847 1 763 1 656
Total equity and liabilities
40 494
39 999
39 223
38 837
Number of ordinary shares in issue
429 807 371 429 506 618 428 654 779 426 191 965
Net asset value per share (cents)
6 916 6 854 6 814 6 878
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Rand)
for the nine months ended 31 March 2011
Share
Other
Retained
capital
reserves
earnings
Total
R million
R million
R million
R million
Balance – 30 June 2010
28 261 258 690 29 209
Issue of shares
29                          –                            –
29
Share-based payments
–                         91                           –                         91
Total comprehensive income for the period
–                       (50)
659                       609
Dividends paid
–                           –
(214)
(214)
Balance as at 31 March 2011
28 290
299
1 135
29 724
Balance – 30 June 2009
28 091 339 1 095 29 525
Issue of shares
11                          –                            –
11
Share-based payments
–                       108
–                       108
AVRD share issue reserve*
–                        151
–                       151
Repurchase of equity interest – (98) – (98)
Total comprehensive loss for the period
–                         35                       (206)
(171)
Dividends paid
–                          –
(213)
(213)
Balance as at 31 March 2010
28 102
535
676
29 313
* This relates to the transaction with Africa Vanguard Resources (Doornkop) (Proprietary) Limited (AVRD).

Results for the third quarter and nine months
ended 31 March 2011
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Rand)
Quarter ended
Nine months ended
Year ended
31 March    31 December
31 March
31 March
31 March
30 June
2011               2010                  2010                   2011                 2010                 2010
(Unaudited)      (Unaudited)        (Unaudited)          (Unaudited)        (Unaudited)           (Audited)
R million
R million
R million
R million
R million
R million
Cash flow from operating activities
Cash generated by operations
213                   450                  295                  1 366                    703
1 611
Interest and dividends received
64                    38                    66                     116                    186
187
Interest paid
(34)
(35)
(32)
(99)
(52)
(90)
Income and mining taxes refund/(paid)
8                   (30)
(11)
(26)
(70)
(125)
Cash generated by operating activities
251                    423                  318                  1 357                   767
1 583
Cash flow from investing activities
Decrease in restricted cash
–                     90                   301                    120                     15                  15
Proceeds on disposal of investment in subsidiary
–                       –                     24                   229                      24                 24
Proceeds on disposal of available-for-sale
financial assets
–                        2                    –                        1                       44
50
Other investing activities
16                     (6)
(8)
20                     (3)
(12)
Net additions to property, plant and equipment
(687)
(846)
(988)
(2 281)
(2 785)
(3 493)
Cash utilised by investing activities
(671)
(760)
(671)
(1 911)
(2 705)
(3 416)
Cash flow from financing activities
Borrowings raised
250                   525                  250                      775                  936
1 236
Borrowings repaid
(17)
(107)
(260)
(130)
(285)
(391)
Ordinary shares issued – net of expenses
13                      8                     6                         29                   11
18
Dividends paid
–                      –                     –                      (214)
(213)
(213)
Cash generated/(utilised) by financing activities
246                   426                    (4)
  460                  449                650
Foreign currency translation adjustments
(7)
(24)
30                       (20)
20                      3
Net (decrease)/increase in cash and
cash equivalents
(181)
65                 (327)
(114)
(1 469)
(1 180)
Cash and cash equivalents – beginning of period
837                   772                  808                      770
1 950 1 950
Cash and cash equivalents – end of period
656
837
481
656
481
770

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the third quarter and nine months ended 31 March 2011
1.
Accounting policies
Basis of accounting
The condensed consolidated financial statements for the nine months ended 31 March 2011 have been prepared in accordance with IAS 34,
Interim Financial Reporting, JSE Limited Listings Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2010, which have been prepared in accordance with
International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.
2.
Cost of sales
Quarter ended
Nine months ended
Year ended
31 March    31 December
31 March¹
31 March
31 March¹
30 June
2011               2010                 2010                    2011                 2010                 2010
(Unaudited)      (Unaudited)        (Unaudited)          (Unaudited)        (Unaudited)          (Audited)
R million
R million
R million
R million
R million
R million
Production costs
2 064 2 093 1 882 6 565 6 249 8 325
Royalty expense
30                    30                      5                       84                     5
33
Amortisation and depreciation
431                  442                   324                   1 299                 994
1 375
Impairment of assets
(2)
–                     –                    196
–                  300                  331
Rehabilitation expenditure
4                     5                       7                       13                   16
29
Care and maintenance cost of
restructured shafts
35                    28                      11                      88                   42                    57
Employment termination and
restructuring costs
26                    54                     120                    158                 123                  205
Share based payments
28                    32                      36                      91                  108
148
Insurance adjustment/(credit)
(3)
5                (179)
–                    (174)
–                     –
Provision for post-retirement benefits
–                     1                       –                       1                       –
(19)
Total cost of sales
2 623
2 506
2 581
8 125
7 837
10 484
(1)    The comparative figures are re-presented due to Mount Magnet being reclassified as part of discontinued operations. See note 6 in this regard.
(2)    The impairments for the quarter ended 31 March 2010, nine months ended 31 March 2010 and year ended 30 June 2010 relates mainly to Virginia and Evander, which was recorded as a result of shaft closures.
(3)     Net proceeds on unwinding of previous insurance agreement.
3.
Exploration expenditure
Quarter ended
Nine months ended
Year ended
31 March     31 December
31 March
31 March
31 March
30 June
2011                2010                  2010                   2011                2010                 2010
(Unaudited)       (Unaudited)        (Unaudited)          (Unaudited)       (Unaudited)           (Audited)
R million
R million
R million
R million
R million
R million
Total exploration expenditure 87 102 66 287 159 219
Less:
Expenditure capitalised (10)
(26)                    –                      (36)                     –                      –
Exploration expenditure per
income statement
77                     76                    66                     251
159
219
4.
Net gain on financial instruments
During the September 2010 quarter, a gain of R273 million was recognised on the Freegold option, which was classified as a financial asset at fair value through profit or loss. This was following Harmony Gold Mining Company Limited (Harmony) entering into two transactions with
Witwatersrand Consolidated Gold Resources Limited (Wits Gold), whereby Wits Gold obtains a prospecting right over Harmony’s Merriespruit
South area and the option held by ARMgold/Harmony Freegold Joint Venture Company (Proprietary) Limited (Freegold), a wholly owned subsidiary of Harmony, is cancelled.
During the December 2010 quarter, an amount of R78 million was recognised, being the increase in the fair value of the Nedbank Equity Linked
Deposits held by the Environmental Trusts.

Results for the third quarter and nine months
ended 31 March 2011
5.
Deferred taxation
The taxation credit of R297 million includes a deferred tax credit of R333 million. The South African Revenue Service (SARS) previously disallowed
Freegold’s “post 1973 gold mine” additional capital allowance claim, and also disallowed Freegold’s application of mining ringfencing. The disputed matters were set down to be heard in the Income Tax Court of Johannesburg on 14 March 2011, but SARS withdrew the additional capital allowance claim on 10 March 2011, conceding that the Freegold operations are entitled to claim this capital allowance. The inclusion of the capital allowance caused an increase in the deferred tax asset on the balance sheet and the resulting credit in the income statement.
6.
Disposal groups classified as held for sale and discontinued operations
Mount Magnet
The conditions precedent for the sale of Mount Magnet were fulfilled and the transaction became effective on 20 July 2010. A total purchase consideration of R238 million was received from Ramelius Resources Limited in exchange for 100% of the issued shares of Mount Magnet.
The group recognised a total profit of R104 million net of tax, before the realisation of accumulated foreign exchange losses of R84 million from other comprehensive income to the consolidated income statement. The income statement and earnings per share amounts for all comparative periods have been re-presented to disclose the operation as a discontinued operation.
Investment in associate
The investment in Rand Uranium has been classified as held for sale following the decision by the shareholders to sell the business. In terms of the binding offer accepted by the shareholders on 21 April 2011, the subordinated shareholder’s loan of R63 million due to the group will be repaid out of the sale proceeds. As the investment is carried at fair value, and the carrying value of the investment exceeds the expected proceeds, an impairment of R160 million has been recognised in the income statement.
7.
Earnings/(loss) per ordinary share
Earnings/(loss) per ordinary share is calculated on the weighted average number of ordinary shares in issue for the quarter ended
31  March  2011: 429.5 million (31 December 2010: 429.1 million, 31 March 2010: 426.1 million), and nine months ended 31 March 2011:
429.1 million (31 March 2010: 425.9 million), and the year ended 30 June 2010: 426.4 million.
The diluted earnings/(loss) per ordinary share is calculated on weighted average number of diluted ordinary shares in issue for the quarter ended 31 March 2011: 430.7 million (31 December 2010: 429.9 million, 31 March 2010: 429.6 million), and the nine months ended
31 March 2011: 430.2 million (31 March 2010: 429.6 million), and the year ended 30 June 2010: 427.8 million.

Quarter ended
Nine months ended
Year ended
31 March   31 December
31 March¹
31 March
31 March¹
30 June
2011              2010                  2010                    2011                  2010                2010
(Unaudited)     (Unaudited)        (Unaudited)           (Unaudited)         (Unaudited)           (Audited)
Total earnings/(loss) per ordinary
share (cents):
Basic earnings/(loss)
55                 74                    (69)
154                   (48)
(46)
Diluted earnings/(loss)
55                  74                   (68)
154                   (48)
(46)
Headline earnings/(loss)
91                  69                   (27)
192                    10                    (7)
– from continuing operations
91                   69                  (24)
192                    13                      1
– from discontinued operations
–                   –                     (3)                         –                     (3)
(8)
Diluted headline earnings/(loss)
91                  69                    (27)
192                    10                    (7)
– from continuing operations
91                  69                    (24)
192                    13                      1
– from discontinued operations
–                    –                     (3)                        –                     (3)
(8)
R million
R million
R million
R million
R million
R million
Reconciliation of headline
earnings/(loss):
Continuing operations
Net profit/(loss)
238                   296                 (280)
639                  (194)
(160)
Adjusted for:
Profit on sale of property, plant and equipment
(8)
(1)
(3)
(24)
(3)
(104)
Taxation effect of profit on sale of property,
plant and equipment
2                      –                     1                         7                       1
22
Net gain on financial instruments
(3)
(1)
–                       (4)
(5)
(7)
Taxation effect of net gain on financial instruments
1                     –                      –                         1                     2                      2
Impairment of investments in associate* 160 – – 160 – –
Foreign exchange loss/(gain) reclassified from
other comprehensive income*
– – – 47 (22)
(22)
Loss on sale of investment in subsidiary
–                      –                    24
–                     24                   24
Taxation effect of loss on sale of investment
in subsidiary
–                       –                   (7)
–                     (7)
(7)
Impairment of other investments*
–                       –                     –                        –                      2                      –
Impairment of assets
–                       –                  196
–                   301                   331
Taxation effect of impairment of assets
–                        –
(34)
–                   (45)
(75)
Headline earnings/(loss)
390                       294               (103)
  826                    54                     4
Discontinued operations
Net profit/(loss)
–                        23                (15)                      20                  (12)
(32)
Adjusted for:
Loss/(profit) on sale of property, plant
and equipment
–                          –                   2                         –                   (1)
–
Taxation effect of loss/(profit) on sale of property,
plant and equipment
–                          –                  (1)
                       –                     –
Profit on sale of investment in subsidiary
–                          –                   –                    (138)
–                    (1)
Taxation effect of profit on sale of
investment in subsidiary
–                          –                   –                       34                    –                     –
Foreign exchange (gain)/loss reclassified from
other comprehensive income*
– (23)
–                          84                    –
–
Headline loss
–                       –                  (14)
–                   (13)
(33)
Total headline earnings/(loss)
390                      294                (117)
826                   41
(29)
(1) The comparative figures are re-presented due to Mount Magnet being reclassified as discontinued operation. See note 6 in this regard.
*
There is no taxation effect on these items.

Results for the third quarter and nine months
ended 31 March 2011
8.
Trade and other receivables
Included in the balance at 31 March 2011 is an amount of R409 million for VAT claims receivable. This is an increase of R191 million from the balance of R218 million at 31 December 2010.
9.
Borrowings
31 March
31 December
30 June
31 March
2011                   2010
2010
2010
(Unaudited)
(Audited)
(Unaudited)
R million
R million
R million
R million
Total long-term borrowings 1 487 1 243 981 780
Total current portion of borrowings 336 344 209 221
Total borrowings
(1) (2)
1 823
1 587
1 190
1 001
(1) In December 2009, the Company entered into a loan facility with Nedbank Limited, comprising a Term Facility of R900 million and a Revolving Credit Facility of R600 million.
Interest accrues on a day-to-day basis over the term of the loan at a variable interest rate, which is fixed for a three month period, equal to JIBAR plus 3.5%. Interest is repayable quarterly. The Term Facility is repayable bi-annually in equal instalments of R90 million over 5 years. The first instalment was paid on 30 June 2010.
In December 2010 the Company entered into an additional loan facility with Nedbank Limited, comprising a Term Facility of R500 million and a Revolving Credit Facility of
R250 million. Interest terms are identical to the original facility. The Term Facility is repayable bi-annually in equal instalments of R62.5 million over four years, with the first instalment payable on 30 June 2011. The terms of the original Revolving Credit Facility was amended to coincide with the repayment terms of the new Revolving Credit
Facility, being payable after 3 years from December 2010.
At 31 March 2011, R300 million (31 December 2010: R550 million) of these facilities had not been drawn down.
(2) Included in the borrowings is R58 million (31 December 2010: R63 million; June 2010: R91 million; March 2010: R99 million) owed to Westpac Bank Limited in terms of a finance lease agreement. The future minimum lease payments are as follows:
31 March
31 December
30 June
31 March
2011                    2010
2010
2010
(Unaudited)
(Audited)
(Unaudited)
R million
R million
R million
R million
Due within one year
29                                   28
33
33
Due between one and five years
30
36
60
69
59                                    64
93
102
Future finance charges
(1)                                 (1)
(2)
(3)
Total future minimum lease payments
58                                     63
91
99
10. Commitments and contingencies
31 March
31 December
30 June
31 March
2011                            2010
2010
2010
(Unaudited)
(Audited)
(Unaudited)
R million
R million
R million
R million
Capital expenditure commitments:
Contracts for capital expenditure 191 166 117 271
Authorised by the directors but not contracted for 2 175 2 669 1 006 1 667
2 366
2 835
1 123
1 884
This expenditure will be financed from existing resources and borrowings where necessary.
Contingent liability
For a detailed disclosure on contingent liabilities refer to Harmony’s annual report for the financial year ended 30 June 2010, available on the group’s website at www.harmony.co.za. There were no significant changes in contingencies since 30 June 2010.
11. Subsequent events
On 29 April 2011, Taung Gold Limited (Taung) paid R100 million to Harmony in terms of the amended agreement for the purchase of the
Evander 6 shaft and Twistdraai areas. In terms of the amended agreement, the amount is repayable to Taung should the outstanding conditions for the transactions not be fulfilled.
On 28 April 2011, Gold One International (Gold One) and Rand Uranium (Proprietary) Limited (Rand Uranium) announced that the shareholders of Rand Uranium have accepted an offer by Gold One for the shares in Rand Uranium for an amount of US$250 million. Of this US$36 million accrues to Harmony to settle both the shareholder loan and the sale of shares.
12. Segment report
The segment report follows on page 28.

13. Reconciliation of segment information to consolidated income statements and balance sheet
Nine months
Nine months
ended                      ended
31 March
31 March¹
2011                       2010
R million
R million
The “Reconciliation of segment information to consolidated income statement and balance sheet” line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report:
Revenue from:
Discontinued operations
–                           –
Production costs from:
Discontinued operations
–                           –
Reconciliation of production profit to gross profit:
Total segment revenue
9 023 8 239
Total segment production costs and royalty expense (6 649) (6 254)
Production profit as per segment report 2 374 1 985
Less: Discontinued operations
–                            –
2 374 1 985
Cost of sales items other than production costs and royalty expense (1 476) (1 583)
Amortisation and depreciation (1 299) (994)
Impairment of assets
–                       (300)
Employment termination and restructuring costs (158) (123)
Share-based payments
(91)                       (108)
Net insurance credit
174                            –
Rehabilitation costs
(13)                        (16)
Care and maintenance costs of restructured shafts (88) (42)
Provision for post-retirement benefits
(1)                            –
Gross profit as per income statements *
898                           402
Reconciliation of total segment mining assets to consolidated property, plant and equipment:
Property, plant and equipment not allocated to a segment:
Mining assets
885                        767
Undeveloped property 5 139 5 328
Other non-mining assets
69                         346
6 093
6 441
(1) The comparative figures are re-presented due to Mount Magnet being reclassified as discontinued operation. See note 6 in this regard.
* The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

Results for the third quarter and nine months
ended 31 March 2011
SEGMENT REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2011 (Rand/Metric) (Unaudited)
Production
Production
Mining
Capital
Kilograms
Tonnes
Revenue
cost
(1)
profit               assets
expenditure
produced                milled
R million
R million
R million
R million
R million
kg
t’000
Continuing operations
South Africa
Underground
Bambanani
(2)
671 603 68 1 087 231 2 289 314
Doornkop 530 418 112 3 027 221 1 755 484
Evander                                                 477
471 6 936 146 1 552 409
Joel                                                       295
293 2 181 55 1 001 286
Kusasalethu 1 252 976 276 3 151 274 4 023 794
Masimong 1 045
571                   474                    831                     129                 3 453                   678
Phakisa 390 337 53 4 263 276 1 290 281
Target
(2)
732 520 212 2 711 348 3 017 562
Tshepong 1 508 852 656 3 630 201 4 995 1 016
Virginia
539                 451
88                   696
63                  1 793                  470
Surface
All other surface operations
(3)
866
640                  226                   143                       93                  2 923
7 866
Total South Africa
8 305
6 132
2 173
20 656
2 037
28 091
13 160
International
Papua New Guinea 718 517 201 3 808 212 2 292 1 259
Total international
718
517
201
3 808
212
2 292
1 259
Total continuing operations
9 023
6 649
2 374
24 464
2 249
30 383
14 419
Discontinued operations
Mount Magnet
–
–                      –                     –                         –                       –                        –
Total discontinued operations
–
–                      –                     –                         –                       –                       –
Total operations
9 023
6 649
2 374
24 464
2 249
30 383
14 419
Reconciliation of the segment
information to the consolidated
income statement and
balance sheet (refer to note 13)
– – 6 093
9 023
6 649
30 557
Notes:
(1)   Production costs includes royalty expense.
(2)   Production statistics for Steyn 2 and Target 3 are shown for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.
(3)  Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.

SEGMENT REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2010 (Rand/Metric) (Unaudited)
Production
Production
Mining
Capital
Kilograms
Tonnes
Revenue
cost
(1)
profit               assets
expenditure
produced                 milled
R million
R million
R million
R million
R million
kg
t’000
Continuing operations
South Africa
Underground
Bambanani 762
536                   226                   947                     114                  2 938                   399
Doornkop 373 298 75 2 473 238 1 442 401
Evander                                                736
690 46 909 137 2 898 642
Joel 426
289                    137                   138                      70                  1 628                   348
Kusasalethu 1 026 849 177 2 943 344 4 044 721
Masimong 916
524                    392                  745                      133                 3 639                  681
Phakisa                                                 250
225 25 3 983 368 955 244
Target 627 479 148 2 502 269 2 578 578
Tshepong 1 308 837 471 3 646 191 5 031 1 174
Virginia 1 137 1 094 43 659 142 4 495 1 415
Surface
All other surface operations
(2)
678
433                  245                   128                       56                 2 683
6 661
Total South Africa
8 239
6 254
1 985
19 073
2 062
32 331
13 264
International
Papua New Guinea
(3)
– – – 3 872 467 1 318 –
Total international
–
–
–
3 872
467
1 318
–
Discontinued operations
Mount Magnet
–                  –                       –                     17
–
–                     –
Total discontinued operations
–                  –                       –                     17
–
–                    –
Total operations
8 239
6 254
1 985
22 962
2 529
33 649
13 264
Reconciliation of the segment
information to the consolidated
income statement and
balance sheet (refer to note 13)
–                   –
6 441
8 239
6 254
29 403
Notes:
(1)   Production costs include royalty expenses.
(2)   Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.
(3)   Production statistics for Hidden Valley, President Steyn and Target 3 are shown for information purposes. The mine is in a build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.

Results for the third quarter and nine months
ended 31 March 2011
31
Operating results (US$/Imperial)
Underground production – South Africa
Surface production – South Africa
Total
South
South
Quarter
Kusasa-
Under-
Total
Africa
Africa
Hidden
Harmony
Ended
Bambanani    Doornkop
Evander
Joel
lethu    Masimong
Phakisa
Steyn 2
Target 1
Target 3   Tshepong
Unisel
ground
Kalgold   Phoenix    Dumps       Surface
Other
Total      Valley
Total
Ore milled
– t’000
Mar-11
89
191
143
130
328
238
97
–
178
–
367
115
1 876
411
1 370
1 018
2 799
–
4 675
449
5 124
Dec-10 115 189 153 141 251 241 118 – 216 – 380 135 1 939 455 1 396 895 2 746 – 4 685 469 5 154
Gold produced
– oz
Mar-11
17 972
18 358
15 529
14 307
47 069
33 405
13 117
450
25 238
8 038
53 981
15 014
262 478
8 874
4 790
15 239
28 903
–
291 381
25 528
316 909
Dec-10 24 306 20 673 16 622 13 117 33 630 37 005 16 236 579 27 810 5 466 52 341 18 197 265 982 10 899 4 437 15 368 30 704 – 296 686 26 589 323 275
Yield
– oz/t
Mar-11
0.202
0.096
0.109
0.110
0.144
0.140
0.135
–
0.142
–
0.147
0.131
0.135
0.022
0.003
0.015
0.010
–
0.061
0.057             0.060
Dec-10
0.211           0.109        0.109            0.093           0.134          0.154        0.138
–             0.129
–          0.138             0.135            0.134
0.024 0.003
0.017           0.011
–           0.062
0.057             0.062
Cash operating costs
– $/oz
Mar-11
1 484
1 022
1 327
1 061
893
781
1 277
–
906
–
760
1 012
965
1 029
1 157
957
1 012
–
970
966                970
Dec-10 1 176 1 039 1 359 1 251 1 239 763 1 001 – 864 – 796 893 989 1 114 1 092 840 974 – 988 884 979
Cash operating costs
– $/t
Mar-11
300
98
144
117
128
110
173
–
128
–
112
132
131
22
4
14
10
–
59
55
58
Dec-10
248             114            148             116               166             117            138                  –                111               –             110               120               133             27               3            14                11                  –               61             50                 60
Gold sold
– oz
Mar-11
17 394
17 458
16 815
13 021
49 673
32 311
12 667
450
22 731
8 038
52 213
14 532
257 303
8 456
4 726
15 111
28 293
–
285 596
26 782
312 378
Dec-10 24 595 20 384 14 918 13 278 31 540 37 809 16 429 579 28 325 5 466 52 984 18 583 264 890 9 066 4 437 15 368 28 871 – 293 761 29 225 322 986
Revenue
($’000)
Mar-11
24 229
24 277
23 239
18 083
68 794
44 979
17 678
–
31 662
–
72 649
20 220
345 810
11 722
6 565
21 098
39 385
–
385 195
36 978
422 173
Dec-10 33 705 27 919 20 428 18 168 43 041 51 735 22 537 – 38 796 – 72 661 25 456 354 446 12 388 6 114 21 161 39 663 – 394 109 40 407 434 516
Cash operating
($’000)
Mar-11
26 667
18 754
20 613
15 177
42 033
26 101
16 747
–
22 862
–
41 017
15 192
245 163
9 134
5 544
14 577
29 255
–
274 418
24 661
299 079
costs
Dec-10 28 577 21 479 22 589 16 408 41 674 28 249 16 252 – 24 016 – 41 645 16 243 257 132 12 140 4 846 12 906 29 892 – 287 024 23 505 310 529
Inventory
($’000)
Mar-11
(582)
(1 106)
1 579
(1 530)
5 721
(1 244)
(454)
–
354
–
(2 156)
(528)
54
(238)
(770)
1 242
234
–
288
407                695
movement
Dec-10 120 (90) (2 354) 1 450 (4 473) 100 (75) – 485 – 75 1 741 (3 021) (2 219) – 702 (1 517) – (4 538) 2 479 (2 059)
Operating costs
($’000)
Mar-11
26 085
17 648
22 192
13 647
47 754
24 857
16 293
–
23 216
–
38 861
14 664
245 217
8 896
4 774
15 819
29 489
–
274 706
25 068
299 774
Dec-10 28 697 21 389 20 235 17 858 37 201 28 349 16 177 – 24 501 – 41 720 17 984 254 111 9 921 4 846 13 608 28 375 – 282 486 25 984 308 470
Operating profit
($’000)
Mar-11
(1 856)
6 629
1 047
4 436
21 040
20 122
1 385
–
8 446
–
33 788
5 556
100 593
2 826
1 791
5 279
9 896
–
110 489
11 910
122 399
Dec-10 5 008 6 530 193 310 5 840 23 386 6 360 – 14 295 – 30 941 7 472 100 335 2 467 1 268 7 553 11 288 – 111 623 14 423 126 046
Capital expenditure
($’000)
Mar-11
5 342
9 598
4 292
2 109
12 298
5 810
11 700
5 298
10 660
3 153
9 628
2 036
81 924
178
837
1 768
2 783
1 018
85 725
9 731
95 456
Dec-10 4 275 12 288 8 240 3 151 12 231 7 022 14 919 6 377 11 786 7 643 10 566 2 708 101 206 977 1 504 2 217 4 698 3 031 108 935 12 346 121 281
Production statistics for Steyn 2 and Target 3 have been included. These mines are in a build-up phase and revenue and costs are currently capitalised, until commercial production levels are reached.

Results for the third quarter and nine months
ended 31 March 2011
CONDENSED CONSOLIDATED INCOME STATEMENT (US$)
(Convenience translation)
Quarter ended
Nine months ended
Year ended
31 March     31 December
31 March¹
31 March
31 March¹
30 June
2011                2010                 2010                    2011                2010                 2010
(Unaudited)       (Unaudited)       (Unaudited)          (Unaudited)        (Unaudited)          (Audited)
US$ million
US$ million
US$ million
US$ million
US$ million
US$ million
Continuing operations
Revenue
422 434 336 1 278 1 085 1 489
Cost of sales
(375)
(364)
(344)
(1 150)
(1 032)
(1 383)
Production costs
(295)                 (304)                 (251)                  (930)                 (823)
(1 099)
Royalty expense
(4)                    (4)                    (1)                    (12)                    (1)                   (4)
Amortisation and depreciation (62) (64) (43) (184) (131) (181)
Impairment of assets – – (26) – (40) (43)
Employment termination and restructuring costs (4) (8) (16) (22) (16) (27)
Other items
(10)
16                     (7)
(2)
(21)
(29)
Gross profit/(loss)
47                     70                    (8)
128                      53
106
Corporate, administration and other expenditure
(13)
(14)
(12)
(40)
(34)
(50)
Social investment expenditure
(4)
(3)
(3)
(9)
(7)
(11)
Exploration expenditure
(11)
(11)
(9)
(36)
(20)
(29)
Profit on sale of property, plant and equipment
1                      –                      –                         3                     –
14
Other (expenses)/income – net
(1)
1                      –                        (8)
(13)
(8)
Operating profit/(loss)
19                      43                 (32)
38                   (21)
22
(Loss)/profit from associates
(3)
(3)
1                        (7)
8                     7
Impairment of investment in associate (23) – – (23) – –
Loss on sale of investment in subsidiary
–                      –                   (3)
–                    (3)
(3)
Net gain on financial instruments
–
11                     –                        55                      –                    5
Investment income
9                      6                     8                        16                     25
25
Finance cost
(10)
(10)
(8)
(28)
(20)
(32)
(Loss)/profit before taxation
(8)                    47                   (34)
51                    (11)
24
Taxation
42                    (4)
(3)
39                   (14)
(44)
Normal taxation (2) – (3) (3) (8) (11)
Deferred taxation
44                    (4)
–
42                     (6)
(33)
Net profit/(loss) from continuing operations
34                     43                   (37)
90                    (25)
(20)
Discontinued operations
Profit/(loss) from discontinued operations
–                       3                    (2)                     3                        (2)
(4)
Net profit/(loss)
34                      46                  (39)
93                     (27)
(24)
Attributable to:
Owners of the parent
34                      46                 (39)
93                    (27)
(24)
Non-controlling interest
–                        –                     –                       –
–
–
Earnings/(loss) per ordinary share (cents)
– Earnings/(loss) from continuing operations
8                       10                   (9)
21
(6)
(5)
– Earnings/(loss) from discontinued operations
–                        1                     –                       1                      –
(1)
Total earnings/(loss) per ordinary share (cents)
8                      11                    (9)
22                     (6)
(6)
Diluted earnings/(loss) per ordinary share (cents)
– Earnings/(loss) from continuing operations
8                      10                    (9)
21
(6)
(5)
– Earnings/(loss) from discontinued operations
–                       1                      –                       1                       –
(1)
Total diluted earnings/(loss) per
ordinary share (cents)
8                       11                    (9)
22                       (6)
(6)
¹ The comparative figures are re-presented due to Mount Magnet being reclassified as a discontinued operation.
The currency conversion average rates for the quarter ended: March 2011: US$1 = R6.99 (December 2010: US$1 = R6.88, March 2010: US$1 = R7.50).
The currency conversion average rates for the nine months ended: March 2011: US$1 = R7.06 (March 2010: US$1 = R7.59).
The income statement for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.
Note on convenience translation
Except where specific statements have been extracted from the 2010 Annual Report, the requirements of IAS 21, The Effects of the Changes in
Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on page 32 to 38.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (US$)
(Convenience translation)
Quarter ended
Nine months ended
Year ended
31 March     31 December
31 March
31 March
31 March
30 June
2011                2010                 2010                   2011                 2010                2010
(Unaudited)       (Unaudited)        (Unaudited)          (Unaudited)       (Unaudited)          (Audited)
US$ million
US$ million
US$ million
US$ million
US$ million
US$ million
Net profit/(loss) for the period
34                     46                 (39)
93                   (27)
(24)
Other comprehensive income/(loss) for
the period, net of income tax
1                   (23)
9                       (7)
4                   25
Foreign exchange translation
3                   (19)
9                         –
4 25
Fair value movement of available-for-sale
investments (2)
(4)
–                       (7)
–                     –
Total comprehensive income/(loss)
for the period
35                      23                  (30)
86                   (23)
1
Attributable to:
Owners of the parent
35                     23                  (30)
86                  (23)
1
Non-controlling interest
–                       –                     –                        –                     –                      –
The currency conversion average rates for the quarter ended: March 2011: US$1 = R6.99 (December 2010: US$1 = R6.88, March 2010: US$1 = R7.50).
The currency conversion average rates for the nine months ended: March 2011: US$1 = R7.06 (March 2010: US$1 = R7.59).
The statement of other comprehensive income for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

Results for the third quarter and nine months
ended 31 March 2011
CONDENSED CONSOLIDATED BALANCE SHEET (US$)
(Convenience translation)
At                         At
At                       At
31 March
31 December
30 June
31 March
2011                     2010
2010                    2010
(Unaudited)            (Unaudited)           (Audited)           (Unaudited)
US$ million
US$ million
US$ million
US$ million
ASSETS
Non-current assets
Property, plant and equipment
4 509 4 568 3 874 4 020
Intangible assets
323                        332
290                       302
Restricted cash
4                           4
19 20
Restricted investments
275                        282
228                       236
Investments in financial assets
35                         40
2                          2
Investments in associates
–                         54
50                         53
Inventories

33                         35
28                         11
Deferred tax asset
341                        291
246                       259
Trade and other receivables
10                          10
10                        10
5 530 5 616 4 747 4 913
Current assets
Inventories
141                        143
129                     158
Trade and other receivables
164                         145
122                     166
Income and mining taxes
18                          15
10                        6
Cash and cash equivalents
97                        127
101                       66
420                       430
362                     396
Assets of disposal groups classified as held for sale
26                          –
32                         –
446                        430
394                      396
Total assets
5 976
6 046
5 141
5 309
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
4 175 4 275 4 027 3 842
Other reserves
44                         40
(40)
73
Retained earnings/(accumulated loss)
167                       136
(159)
92
4 386 4 451 3 828 4 007
Non-current liabilities
Deferred tax
830                        837
709                       714
Provisions for other liabilities and charges
263                       265
222                       233
Retirement benefit obligation and other provisions
26                         27
22                        23
Borrowings
219                       188
129                       107
1 338 1 317 1 082 1 077
Current liabilities
Borrowings
50                         52
27                       30
Income and mining taxes
3                          1
1                         2
Trade and other payables
199                       225
185                       193
252                       278
213                      225
Liabilities of disposal groups classified as held for sale
–                          –
18                        –
252                       278
231                     225
Total equity and liabilities
5 976
6 046
5 141
5 309
Number of ordinary shares in issue
429 807 371 429 506 618 428 654 779 426 191 965
Net asset value per share (cents)
1 023 1 036 893 941
The balance sheet for March 2011 converted at a conversion rate of US$1 = R6.78 (December 2010: US$1 = R6.62, March 2010: US$1: R7.31).
The balance sheet as at 30 June 2010 has been extracted from the 2010 Annual Report.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$) (Unaudited)
for the nine months ended 31 March 2011 (Convenience translation)
Share
Other
Retained
capital                reserves                 earnings
Total
US$ million
US$ million
US$ million
US$ million
Balance – 30 June 2010
4 171 38 102 4 311
Issue of shares
4                          –                           –                           4
Share-based payments
–                         13                           –                         13
Total comprehensive income for the period
–                         (7)
97                          90
Dividends paid
–                          –
(32)
(32)
Balance as at 31 March 2011
4 175
44
167
4 386
Balance – 30 June 2009
3 840 46 149 4 035
Issue of shares
2                          –                           –                           2
Share-based payments

–                         15                           –                         15
AVRD share issue reserve*
–                         21                          –                          21
Repurchase of equity interest – (13)
–                        (13)
Total comprehensive loss for the period

–                           4
(28)
(24)
Dividends paid
–                          –
(29)
(29)
Balance as at 31 March 2010
3 842
73
92
4 007
* This relates to the transaction with Africa Vanguard Resources (Doornkop) (Proprietary) Limited (AVRD).
The currency conversion closing rates for the nine months ended: March 2011: US$1 = R6.78 (March 2010: US$1 = R7.31).

Results for the third quarter and nine months
ended 31 March 2011
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (US$)
(Convenience translation)
Quarter ended
Nine months ended
Year ended
31 March      31 December
31 March
31 March
31 March
30 June
2011               2010                 2010                    2011                2010                 2010
(Unaudited)      (Unaudited)        (Unaudited)          (Unaudited)       (Unaudited)           (Audited)
US$ million
US$ million
US$ million
US$ million
US$ million
US$ million
Cash flow from operating activities
Cash generated by operations
30                     65                    39                     194                    93
214
Interest and dividends received
9                      6                      9                       16                     25
25
Interest paid
(5)
(5)
(4)
(14)
(7)
(12)
Income and mining taxes refund/(paid)
1                     (4)
(1)
(4)
(9)
(17)
Cash generated by operating activities
35                     62                     43                    192                   102
210
Cash flow from investing activities
Decrease in restricted cash
–                     13                    40                      17                       2                    2
Proceeds on disposal of investment in subsidiary
–                       –                     3                      32                        3                    3
Proceeds on disposal of available-for-sale
financial assets
–                       –                    –                         –                       6                     7
Other investing activities
2                     (1)
(1)
3                      –                    (2)
Net additions to property, plant and equipment
(98)
(123)
(131)
(323)
(367)
(463)
Cash utilised by investing activities
(96)
(111)
(89)
(271)
(356)
(453)
Cash flow from financing activities
Borrowings raised
36                    76                    33                      110                   123
168
Borrowings repaid
(2)
(16)
(35)
(18)
(37)
(57)
Ordinary shares issued – net of expenses
2                      1                      1                        4                     2                      3
Dividends paid
–                       –                     –                     (30)
(29)
(29)
Cash generated/(utilised) by financing activities
36                      61                   (1)
66                     59                   85
Foreign currency translation adjustments
(5)
4                       3                       9                      8                     6
Net (decrease)/increase in cash and cash equivalents
(30)
16                    (44)
(4)
(187)
(152)
Cash and cash equivalents – beginning of period
127                   111                   110                      101                 253                 253
Cash and cash equivalents – end of period
97
127                      66                        97                   66
101
Operating activities translated at average rates for the quarter ended: March 2011: US$1 = R6.99 (December 2010: US$1 = R6.88, March 2010:
US$1 = R7.50). Nine months ended: March 2011: US$1 = R7.06 (March 2010: US$1 = R7.59).
Closing balance translated at closing rates of: March 2011: US$1 = R6.78 (December 2010: US$1 = R6.62, March 2010: US$1: R7.31).
The cash ow statement for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

SEGMENT REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2011 (US$/Imperial) (Unaudited)
(Convenience translation)
Production
Production
Mining
Capital
Ounces
Tons
Revenue
cost
(1)
profit               assets
expenditure
produced                 milled
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Bambanani
(2)
95                       85
10
160                       33
73 593 346
Doornkop
75                       59
16
447                       31
56 425 534
Evander                                             68
67 1 138 21 49 898 450
Joel                                                   42
42 – 27 8 32 182 315
Kusasalethu                                      177
138 39 465 39 129 343 876
Masimong                                         148
81 67 123 18 111 016 747
Phakisa
56                       48                      8
629                        39
41 474 310
Target
(2)
104                       74
30
400                        49
96 999 620
Tshepong
214 121 93 536 29 160 592 1 120
Virginia
76                       63
13
103                        9
57 646 519
Surface
All other surface operations
(3)
121                      91                     30                     21                       13
93 976 8 673
Total South Africa
1 176
869
307
3 049
289
903 144
14 510
International
Papua New Guinea 102 73 28 562 30 73 690 1 389
Total international
102
73
28
562
30
73 690
1 389
Total continuing operations
1 278
942
336
3 611
319
976 834
15 899
Discontinued operations
Mount Magnet
–                        –                       –                      –                        –                        –                      –
Total discontinued operations
–                         –                      –                      –                        –                        –                       –
Total operations
1 278
942
336
3 611
319
976 834
15 899
Notes:
(1)
Production costs includes royalty expense.
(2)
Production statistics for Steyn 2 and Target 3 are shown for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.
(3)
Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.
All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R7.06.
Mining assets are converted at the currency conversion rate of US$1 = R6.78.

Results for the third quarter and nine months
ended 31 March 2011
SEGMENT REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2010 (US$/Imperial) (Unaudited)
(Convenience translation)
Production
Production
Mining
Capital
Ounces
Tons
Revenue
cost
(1)
profit                assets
expenditure
produced                milled
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing Operations
South Africa
Underground
Bambanani
100                       70
30
129                       15
94 459 440
Doornkop
49                       39
10
338                       31
46 361 442
Evander                                             97
91 6 124 18 93 173 708
Joel
56                       38                     18                    19                         9
52 342 384
Kusasalethu
135                      112                     23
402                       45
130 018 795
Masimong
121                       69
52
102                       18
116 996 751
Phakisa
33                       30                       3
545                       49
30 704 269
Target
83                       63
20
342                       35
82 885 638
Tshepong
172 110 62 498 25 161 751 1 295
Virginia 150 144 6 90 19 144 517 1 560
Surface
All other surface operations
(2)
89                       58                    31                     18                         7
86 260 7 344
Total South Africa
1 085
824
261
2 607
271
1 039 466
14 626
International
Papua New Guinea
(3)
–                        –
– 529 62 42 365 –
Total international
–                        –
–
529
62
42
365
–
Discontinued operations
Mount Magnet
–                         –
–
2                         –                       –
–
Total discontinued operations
–                         –
–
2                         –                       –
–
Total operations
1 085
824
261
3 138
333
1 081 831
14 626
Notes:
(1)   Production costs include royalty expenses.
(2)   Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.
(3)   Production statistics for Hidden Valley, President Steyn and Target 3 are shown for information purposes. The mine is in a build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.
All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R7.59.
Mining assets are converted at the currency conversion rate of US$1 = R7.31.

DEVELOPMENT RESULTS (Metric)
Quarter ended 31 March 2011
Channel
Channel
Reef
Sampled
Width
Value
Gold
(metres)
(metres)
(cm’s)
(g/t)
(cmg/t)
Tshepong
Basal                       608 588 10.35 102.36 1 060
B Reef 113 75 98.86 17.42 1 722
All Reefs                  720
663
20.37
55.72
1 135
Phakisa & Nyala
Basal                        249 270 44.74 19.02 851
All Reefs                  249
270
44.74
19.02
851
Total Bambanani
(incl. Bambanani, Steyn 1 & Steyn 2)
Basal                         75 78 145.46 17.14 2 493
All Reefs                    75
78
145.46
17.14
2 493
Bambanani
Basa                        l 75 78 145.46 17.14 2 493
All Reefs                   75
78
145.46
17.14
2 493
Doornkop
Kimberley Reef 63 54 341.80 2.44 835
South Reef 387 398 64.71 15.93 1 031
All Reefs                  450
452
97.85
10.29
1 007
Kusasalethu
VCR Reef 780 746 71.79 18.02 1 294
All Reefs
780           746          71.79
18.02
1 294
Total Target
(incl. Target 1 & Target 3)
Elsburg                    324 178 152.87 14.11 2 157
A Reef 37 37 122.26 12.86 1 572
B Reef 29 18 38.41 22.39 860
All Reefs                  390
232
139.39
14.11
1 967
Target 1
Elsburg                    151 73 195.96 19.76 3 872
All Reefs
151            73
195.96
19.76
3 872
Target 3
Elsburg                     173 104 122.59 7.76 952
A Reef 37 37 122.26 12.86 1 572
B Reef 29 18 38.41 22.39 860
All Reefs                  239
158
113.20
9.58
1 085
Masimong
Basal                        424 327 61.61 17.41 1 073
B Reef 117 109 80.28 13.66 1 097
All Reefs                 541
435
66.27
16.28
1 079
Evander
Kimberley                 367 362 37.45 53.68 2 010
All Reefs                367
362
37.45
53.68
2 010
Virginia
(incl. Unisel & Merriespruit)
Basal                     601.0 482 126.59 8.84 1 119
Leader                    320.6 303 159.58 7.82 1 248
A Reef 12.1 11 48.27 17.08 824
Middle                     37.8 38 118.79 13.16 1 564
B Reef 25.9 17 68.12 5.27 359
All Reefs                  997
850
135.81
8.58
1 166
Joel
Beatrix                     388 396 149.84 10.80 1 619
All Reefs                  388
396
149.84
10.80
1 619
Total Harmony
Basal 1 957 1 745 63.44 17.51 1 111
Beatrix                     388 396 149.84 10.80 1 619
Leader                      321 303 159.58 7.82 1 248
B Reef 285 218 82.36 15.00 1 235
A Reef 49.3 47.5 105.12 13.31 1 399
Middle                     37.8 37.5 118.79 13.16 1 564
Elsburg                  323.9 177.5 152.87 14.11 2 157
Kimberley               429.9 415.5 77.00 24.12 1 858
South Reef 387 397.5 64.71 15.93 1 031
VCR                        780 746 71.79 18.02 1 294
All Reefs               4 958
4 483
85.69
15.31
1 312
DEVELOPMENT RESULTS (Imperial)
Quarter ended 31 March 2011
Channel
Channel
Reef
Sampled
Width
Value
Gold
(feet)
(feet)
(inches)
(oz/t)
(in.oz/t)
Tshepong
Basal 1 993 1 929 4 3.04 12
B Reef 370 246 39 0.51 20
All Reefs               2 363
2 175             8
1.63
13
Phakisa & Nyala
Basal                      817 886 18 0.54 10
All Reefs                 817
886
18
0.54
10
Total Bambanani
(incl. Bambanani, Steyn 1 & Steyn 2)
Basal                       247 257 57 0.50 29
All Reefs                  247
257
57
0.50
29
Bambanani
Basal                       247 257 57 0.50 29
All Reefs                 247
257
57
0.50
29
Doornkop
Kimberley Reef 206 177 135 0.07 10
South Reef 1 269 1 304 25 0.47 12
All Reefs                1 475
1 481
39
0.30
12
Kusasalethu
VCR Reef 2 560 2 448 28 0.53 15
All Reefs
2 560         2 448
28            0.53
15
Total Target
(incl. Target 1 & Target 3)
Elsburg                  1 063 582 60 0.41 25
A Reef 122 120 48 0.38 18
B Reef 95 57 15 0.66 10
All Reefs               1 279
760
55
0.41
23
Target 1
Elsburg                    495 240 77 0.58 44
All Reefs
495           240             77           0.58            44
Target 3
Elsburg                     567 342 48 0.23 11
A Reef 122 120 48 0.38 18
B Reef 95 57 15 0.66 10
All Reefs                  784
519
45
0.28
12
Masimong
Basal 1 391 1 071 24 0.51 12
B Reef 385 356 32 0.39 13
All Reefs
1 776        1 428
26           0.48
12
Evander
Kimberley 1 204 1 186 15 1.54 23
All Reefs               1 204
1 186
15
1.54
23
Virginia
(incl. Unisel & Merriespruit)
Basal 1 972 1 581 50 0.26 13
Leader                   1 052 992 63 0.23 14
A Reef 40 36 19 0.50 9
Middle                      124 123 47 0.38 18
B Reef 85 56 27 0.15 4
All Reefs               3 272
2 789
53
0.25
13
Joel
Beatrix                   1 273 1 299 59 0.32 19
All Reefs               1 273
1 299
59
0.32
19
Total Harmony
Basal 6 419 5 724 25.00 0.51 12.75
Beatrix 1 273 1 299 59.00 0.32 18.59
Leader                   1 052 992 63.00 0.23 14.33
B Reef 935 716 32.00 0.44 14.19
A Reef 162 156 41.00 0.39 16.06
Middle                       124 123 47.00 0.38 17.96
Elsburg                   1063 582 60.00 0.41 24.77
Kimberley 1 410 1 363 30.00 0.71 21.33
South Reef 1 269 1 304 25.00 0.47 11.83
VCR 2 560 2 448 28.00 0.53 14.86
All Reefs
16 267      14 708         34.00
0.44
15

Results for the third quarter and nine months
ended 31 March 2011
CONTACT DETAILS
HARMONY GOLD MINING COMPANY LIMITED
Corporate Office
Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
Telephone: +27 11 411 2000
Website: http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
G P Briggs (Chief Executive Officer)
H O Meyer (Financial Director)
H E Mashego (Executive Director)
F F T De Buck*^ (Lead independent director)
F Abbott*, J A Chissano*1 , Dr C Diarra*†^
K V Dicks*^ , Dr D S Lushaba* ^, C Markus*^,
M Motloba* ^, M Msimang*^ , D Noko*^,
C M L Savage*^ , A J Wilkens*
* Non-executive
^
Independent
1
Mozambican
†
US/Mali Citizen
Investor Relations Team
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone:  +27 11 411 2037
Fax:           +27 86 614 0999
Mobile:        +27 82 888 1242
E-mail:        marian@harmony.co.za
Henrika Basterfield
Investor Relations Officer
Telephone:   +27 11 411 2314
Fax:            +27 11 692 3879
Mobile:         +27 82 759 1775
E-mail:         henrika@harmony.co.za
Company Secretary
iThemba Governance and Statutory Solutions (Pty) Ltd
Annamarie van der Merwe
Telephone:   +27 86 111 1010
Fax:            +27 86 504 1315
Mobile:         +27 83 264 0328
E-mail:         avdm@ithemba.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone:    +27 86 154 6572
Fax:             +27 86 674 4381
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU
United Kingdom
Telephone:   0871 664 0300 (UK)
(calls cost 10p a minute plus network extras, lines are open
8:30 am to 5:30 pm (Monday to Friday)
or               +44 (0) 20 8639 3399 (calls from overseas)
Fax:           +44 (0) 20 8639 2220
ADR Depositary
BNY Mellon
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY-ADRS
Fax:          +1 212 571 3050
Sponsor
JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone:   +27 11 507 0300
Fax:            +27 11 507 0503
Trading Symbols
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
London Stock Exchange Plc: HRM
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE 000015228
PRINTED BY INCE (PTY) LTD
W2CF11932

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 5, 2011
Harmony Gold Mining Company Limited
By: /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director